Exhibit 99.1

BEADELL RESOURCES LIMITED

-and-

BEADELL (BRAZIL) PTY LTD.

-and-

BEADELL (BRAZIL 2) PTY LTD.

-and-

PEAK MINES LTD.

-and-

0786244 B.C. LIMITED

-and-

NEW GOLD INC.

AGREEMENT FOR THE PURCHASE AND SALE OF QUOTAS

January 27, 2010

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Defined Terms.	2
1.2	Construction and Interpretation.	12
1.3	Currency.	12
1.4	Affiliated Persons.	12
1.5	Entire Agreement.	12
1.6	Applicable Law.	13
1.7	Severability.	13
1.8	Amendment and Waivers.	13
1.9	Time of Essence.	13
1.10	Statutory References.	13
1.11	Schedules.	13

ARTICLE 2
PURCHASE AND SALE OF QUOTAS

2.1	Purchase and Sale of MPBA Quotas.	14
2.2	Issued Beadell Shares.	15
2.3	Intercompany Loans.	16
2.4	Voluntary Escrow Deed.	16

ARTICLE 3
CLOSING

3.1	Closing.	16
3.2	Closing Deliveries by the Sellers.	16
3.3	Closing Deliveries by Purchaser.	17
3.4	Conditions to Closing in Favour of the Sellers.	19
3.5	Conditions to Closing in Favour of the Purchasers and Beadell.	20
3.6	Termination.	21

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

4.1	Representations and Warranties Relating to the Sellers.	21
4.2	Representations and Warranties Relating to MPBA.	23
4.3	Disclosure Letter.	32
4.4	Disclosure.	33
4.5	Knowledge.	33
4.6	Survival of Representations and Warranties of the Majority Seller.	33

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND BEADELL

5.1	Representations and Warranties Relating to the Purchaser and Beadell.	33
5.2	Knowledge.	37
5.3	Survival of Representations and Warranties of the Purchaser and Beadell.	37

ARTICLE 6
REPRESENTATIONS WARRANTIES OF NEW GOLD

6.1	Representations and Warranties Relating to New Gold.	37

- ii -
6.2	Knowledge.	39
6.3	Survival of Representations and Warranties of New Gold.	39

ARTICLE 7
CONDUCT OF BUSINESS

7.1	Conduct of Business Prior to Closing by MPBA.	39
7.2	Conduct of Business by Beadell Prior to Closing.	42

ARTICLE 8
COVENANTS

8.1	Listing of the Issued Beadell Shares.	42
8.2	Non-Solicitation.	42
8.3	Further Assurances.	42
8.4	Notification of Certain Matters.	43
8.5	Access.	43
8.6	Public Statements.	44
8.7	Confidentiality.	44
8.8	Post-Closing Taxes.	44
8.9	Insurance.	44
8.10	Post-Closing Access.	45
8.11	Final Approval of the ASX.	45
8.12	Maintenance of Reporting Issuer Status.	46
8.13	Filing of Articles of Amendment.	46

ARTICLE 9
INDEMNIFICATION

9.1	General Indemnity of the Majority Seller.	46
9.2	General Indemnity of the Purchaser and Beadell.	46
9.3	Notice of Claim.	47
9.4	Direct Claims.	47
9.5	Third Party Claims.	48
9.6	General Liability Limits.	49
9.7	Majority Seller’s Liability Limits.	50
9.8	The Purchasers’ and Beadell’s Liability Limits.	51
9.9	Reasonable Steps to Mitigate.	51
9.10	Exclusivity.	51

ARTICLE 10
GUARANTEE

10.1	Beadell Guarantee.	52
10.2	New Gold Guarantee.	55

ARTICLE 11
MISCELLANEOUS

11.1	Qualification of Representations and Warranties.	58
11.2	Commissions.	59
11.3	Notices.	59
11.4	Expenses.	60
11.5	Enurement.	60
11.6	No Third Party Beneficiaries.	60
11.7	Contra Proferentum.	60

11.8	Survival of Covenants and Indemnities.	60
11.9	Further Assurances.	61
11.10	Counterparts.	61

THIS AGREEMENT made as of the 27th day of January 2010,

A M O N G:

PEAK MINES LTD.,
a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Majority Seller”)

- and -

0786244 B.C. LIMITED,
a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Minority Seller”)

- and –

NEW GOLD INC.,
a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “New Gold”)

- and -

BEADELL (BRAZIL) PTY LTD.,
a company incorporated in Australia,

(hereinafter referred to as the “Majority Purchaser”)

- and –

BEADELL (BRAZIL 2) PTY LTD.,
a company incorporated in Australia,

(hereinafter referred to as the “Minority Purchaser”)

- and -

BEADELL RESOURCES LIMITED
a company incorporated in Australia,

(hereinafter referred to as “Beadell”).

WHEREAS the Majority Seller is the registered owner of 703,395,609 quotas (the “Majority Seller Quotas”) in the capital of Mineração Pedra Branca do Amapari Ltda. (“MPBA”) and the Minority Seller is the registered owner of 10,830 quotas (the “Minority Seller Quotas”) in the capital of MPBA;

AND WHEREAS the Majority Seller and the Minority Seller wish to sell to the Majority Purchaser and the Minority Purchaser, respectively, and the Majority Purchaser and Minority Purchaser wish to purchase from the Majority Seller and the Minority Seller, respectively, the Majority Seller Quotas and the Minority Seller Quotas, respectively, on the terms and conditions hereinafter set forth;

AND WHEREAS Beadell has agreed to issue to the Majority Seller US$17,000,000 of fully paid ordinary shares in the capital of Beadell as partial consideration for the purchase by the Majority Purchaser of the Majority Seller Quotas and to guarantee the payment and performance of all of the covenants and obligations of the Purchasers under this Agreement;

AND WHEREAS New Gold has agreed to guarantee the payment and performance of all of the covenants and obligations of the Sellers under this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration, the receipt and sufficiency of all of which are acknowledged by each party, the parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms.

For the purpose of this Agreement, unless expressly stated or the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Aggregate Purchase Price” has the meaning set out in Section 2.1(b);

“Amapari Project” means the open-pit and heap leach gold mining operation located in Amapá State, Brazil operated by MPBA from January 2006 to January 2, 2009 and currently on care and maintenance;

“Articles of Amendment” means a duly executed amendment to MPBA’s articles of association in the form in Schedule 1.1 providing for the transfer of the MPBA Quotas as contemplated by this Agreement;

“ASIC” means the Australian Securities and Investments Commission;

“Assignment of Debt” has the meaning set out in Section 2.3;

“ASX” means ASX Limited ACN 008 624 691;

“ASX Listing Rules” means the official listing rules of the ASX as amended from time to time;

“Australian Accounting Standards” means:

(a)
the accounting standards required under the Australian Securities Laws (including the Approved Accounting Standards issued by the Australian Accounting Standards Board) and other mandatory professional reporting requirements issued by the joint accounting bodies (including the Australian Accounting Standards issued either jointly by CPA Australia and the Institute of Chartered Accountants in Australia or by the Australian Accounting Research Foundation on behalf of CPA Australia and the Institute of Chartered Accountants in Australia); and

(b)
if no accounting standard applies under the Australian Accounting Standards or other mandatory professional reporting requirements, the principles set out in Australian Statements of Accounting Concepts;

“Australian Securities Laws” means the Corporations Act 2001 (Cth), including all rules and regulations under such laws, together with applicable published policy statements, instruments, notices and orders of all applicable securities regulatory authorities;

“Beadell Financial Statements” means, collectively, Beadell’s consolidated audited financial statements for the financial years ended June 30, 2009 and 2008, including the notes and the related auditors’ reports thereto, and Beadell’s consolidated unaudited financial statements for the fiscal quarter ended September 30, 2009;

“Beadell Guaranteed Obligations” has the meaning set out in Section 10.1(a);

“Beadell Material Adverse Effect” means any event, occurrence, change or effect occurring after the date of this Agreement and prior to the Closing Date that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to be material and adverse to the business, affairs, capitalization, properties, assets, liabilities (absolute, accrued or contingent and including any liability that may arise through outstanding, pending or threatened litigation) or condition (financial or otherwise) of Beadell (on a consolidated basis), other than any event, occurrence, change or effect relating to:

(i)	political or economic conditions in Australia, Canada or Brazil;

(ii)	securities markets in general;

(iii)	the gold mining industry in general or changes in the price of gold;

(iv)	currency exchange rates, including the rate at which Australian dollars, Canadian dollars or United States dollars can be exchanged for any other foreign currency, including the Brazil Reais;

(v)	any generally applicable change in applicable Laws in Australia, Canada or Brazil (other than any order, judgement or decree against Beadell or any of its affiliates);

(vi)	any natural disaster, hostilities, act of war or terrorism or any material escalation of any such hostilities, act of war or terrorism existing as of the date hereof; or

(vii)	any action taken by Beadell or its affiliates that is required to be taken by this Agreement;

provided, however, that any event, occurrence, change or effect referred to in clause (i), (ii), (iii), (iv), (v) or (vi) above does not primarily relate to (or have the effect of primarily relating to) Beadell and its affiliates or disproportionately affect Beadell and its affiliates compared to other companies operating in the gold mining industry;

“Beadell Public Documents” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, prospectuses and other documents filed with ASIC or the ASX by Beadell or posted on its website, or otherwise made public by Beadell, since December 31, 2007 and during the period from the date of this Agreement to the Closing Date;

“Beadell Shares” means fully paid ordinary shares in the capital of Beadell;

“Business” means the former business and current activities of MPBA described in Section 4.2(j);

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in British Columbia, Canada, Perth, Western Australia or Amapá State, Brazil;

“Canadian GAAP” means generally accepted accounting principles approved from time to time by the Canadian Institute of Chartered Accountants, or any successor body thereto, applicable on the date on which any calculation or determination is required to be made;

“Canadian Securities Laws” means the Securities Act (British Columbia) and the Securities Act (Ontario), including all rules and regulations under such laws, together with applicable published policy statements, instruments, notices and orders of all applicable securities regulatory authorities, and the rules of the TSX;

“Claim” has the meaning set out in Section 9.3;

“Closing” has the meaning set out in Section 3.1;

“Closing Date” has the meaning set out in Section 3.1;

“Closing Agreement” means any legally binding agreement or deed to be delivered at the Time of Closing by any of the parties as provided in or pursuant to this Agreement;

“Confidential Information” means all information pertaining to a party or the transactions contemplated by this Agreement, including the Disclosure Letter, other than information that:

(a)	is or becomes generally available to the public, other than as a result of disclosure in violation of this Agreement;

(b)
was developed by the party owing a duty of confidentiality hereunder (a “recipient”) independent of any disclosure by a party to whom such duty is owed (a “beneficiary”) or was available to the recipient on a non-confidential basis prior to its disclosure to the recipient by or on behalf of the beneficiary; or

(c)
becomes available to the recipient on a non-confidential basis from a source other than a beneficiary, provided that the recipient shall have made reasonable inquiry to satisfy itself that the source was not, when it disclosed the information to the recipient, prohibited from so doing by a confidentiality obligation owed to a beneficiary, whether contractual, fiduciary or otherwise.

“Confidentiality Agreement” means the Confidentiality Agreement between Beadell and New Gold dated November 11, 2009;

“control” means the power held directly or indirectly by a person to direct or cause the direction of management policies of a person through the ownership of a sufficient number of voting securities of that person (or of its general partner if it is a limited partnership) to select the majority of the members of its governing body;

“Direct Claim” has the meaning set out in Section 9.3(a);

“Disclosure Letter” means the disclosure letter delivered by the Majority Seller to the Purchasers and Beadell contemporaneously with the execution and delivery of this Agreement and initialled by the Majority Seller and the Majority Purchaser and dated the date of this Agreement;

“Encumbrance” includes any lien, charge, assignment, pledge, mortgage, title retention agreement, security interest, adverse interest, adverse claim, other third party interest, exception, reservation, easement, right of occupation or encumbrance of any kind and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws of Brazil relating to the protection of the environment, natural resources, human health and safety or Hazardous Substances;

“Escrow Release Date” has the meaning set out in Section 8.3(a);

“Exemption Order” has the meaning set out in Section 8.3(a);

“Financial Indebtedness” means any obligation for the payment of money in respect of:

(a)	any moneys borrowed or raised;

(b)	any bill of exchange, bond, debenture, note or similar instrument;

(c)	any acceptance, endorsement or discounting arrangement;

(d)	any finance lease or any rental payments under leases entered into primarily as a means of financing the acquisition of the asset leased;

(e)	any Guarantee; or

(f)	deferred payment for any asset or service;

and irrespective of whether the debt or liability:

(g)	is present or owing in the future; or

(h)	is owed or incurred alone or severally or jointly or both with another person; or

is a combination of the above;

“Financing” means an equity financing that results in Beadell raising net proceeds of (and receiving cleared funds of) not less than A$65,000,000;

“Governmental Body” means any:

(a)
government, state, province, country, territory, municipality, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or political subdivision thereof, any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing;

(b)	securities commission or stock exchange, including the ASX; and

(c)	entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

“Guarantee” means a guarantee, suretyship or letter of credit;

(a)
to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of;

(b)	to indemnify a person against the consequences of default in the payment of; or

(c)	to be responsible for any Financial Indebtedness or other debt or monetary liability of,

another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of another person;

“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos;

“Indemnified Party” has the meaning set out in Section 9.3(a);

“Indemnifying Party” has the meaning set out in Section 9.3(a);

“Intercompany Loans” means all Financial Indebtedness owing by MPBA to New Gold;

“Intercompany Loans Amount” means the United States dollar balance of the Intercompany Loans on the Closing Date;

“Issued Beadell Shares” means, subject to Section 2.1(c), such number of Beadell Shares equal to $17,000,000, converted to Australian dollars on the Business Day immediately preceding the Closing Date using the exchange rate identified by the Reserve Bank of Australia at www.rba.gov.au , divided by the per share subscription price set as part of the Financing, rounded up to the nearest whole Beadell Share;

“Key Employee” means a key employee of MPBA or an MPBA Subsidiary as at the date of this Agreement, a list of which is set out in the Disclosure Letter;

“Laws” means national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgements, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Governmental Body having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Legal Requirements” has the meaning set out in Section 4.2(h);

“Licence” means any permit, lease, licence, mining concession, claim, certificate, order, grant, approval, consent, registration or other authorization of or from any Governmental Body and includes any right to explore for, exploit, develop, mine, produce or refine minerals;

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement), including any Taxes payable in respect thereof;

“Majority Seller Quotas” has the meaning set out in the recitals hereto;

“Marina Norte” means Marina Norte Empreendimentos de Mineração S.A., a corporation existing under the laws of the Federative Republic of Brazil;

“Material Adverse Effect” means any event, occurrence, change or effect occurring after the date of this Agreement and prior to the Closing Date that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(a)
be material and adverse to the business, affairs, capitalization, properties, assets, liabilities (absolute, accrued or contingent and including any liability that may arise through outstanding, pending or threatened litigation) or condition (financial or otherwise) of MPBA (on a consolidated basis); or

(b)	materially impair or adversely affect any Licence or Mineral Right;

in each case, other than any event, occurrence, change or effect relating to:

(i)	political or economic conditions in Australia, Canada or Brazil;

(ii)	securities markets in general;

(iii)	the gold mining industry in general or changes in the price of gold;

(iv)	currency exchange rates, including the rate at which Australian dollars, Canadian dollars or United States dollars can be exchanged for any other foreign currency, including the Brazil Reais;

(v)	any generally applicable change in applicable Laws in Australia, Canada or Brazil (other than any order, judgement or decree against MPBA);

(vi)	any natural disaster, hostilities, act of war or terrorism or any material escalation of any such hostilities, act of war or terrorism existing as of the date hereof; or

(vii)	any action taken by MPBA or its affiliates that is required to be taken by this Agreement;

provided, however, that any event, occurrence, change or effect referred to in clause (i), (ii), (iii), (iv), (v) or (vi) above does not primarily relate to (or have the effect of primarily relating to) MPBA or disproportionately affect MPBA compared to other companies operating in the gold mining industry;

“Material Contracts” has the meaning set out in Section 4.2(t)(i);

“Mineral Rights” has the meaning set out in Section 4.2(x);

“Minority Seller Amount” means cash proceeds in an amount equal to 0.001% of the Aggregate Purchase Price less $17,000,000 on account of the Issued Beadell Shares and less the Intercompany Loans Amount;

“Minority Seller Quotas” has the meaning set out in the recitals hereto;

“MPBA” has the meaning set out in the recitals hereto;

“MPBA Balance Sheet” has the meaning set out in Section 4.2(j);

“MPBA Disclosure Materials” means:

(a)
information that, as at the date of this Agreement, was contained in the data room established by the Majority Seller and its affiliates in connection with the transactions contemplated by this Agreement;

(b)	information contained in the Disclosure Letter; and

(c)
all other information (whether written or otherwise) communicated by the Majority Seller and its advisers to the Purchasers or Beadell or their respective employees, agents, contractors or advisers in connection with MPBA or the MPBA Subsidiaries or their assets, the Business or the transactions contemplated by this Agreement;

“MPBA Properties” has the meaning set out in Section 4.2(x);

“MPBA Quotas” means the quotas in the capital of MPBA;

“MPBA Subsidiary” means any person of which 50% or more of the outstanding securities ordinarily entitled to elect a majority of the board of directors, or the equivalent governing body, thereof (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by MPBA and includes any body corporate, partnership, trust, joint venture or other entity over which MPBA exercises direction or control or which is in a like relation to a subsidiary;

“New Afton Project” means New Gold’s New Afton gold-copper project near Kamloops, British Columbia;

“New Afton Project Assets” means all present and future personal and real property forming part of or directly relating to the New Afton Project (including intangible property, cash flows and accounts receivable related to the operation of the New Afton Project);

“New Gold Guaranteed Obligations” has the meaning set out in Section 10.2(a);

“Official List” means the official list of the ASX as defined in the ASX Listing Rules as amended from time to time;

“Peak Gold” means Peak Gold Ltd., a corporation existing under the laws of the Province of British Columbia, and an affiliate of the Majority Purchaser;

“Permitted Encumbrances” means:

(a)	inchoate or statutory liens for Taxes not at the time overdue or for overdue Taxes the validity of which is being contested in good faith;

(b)
statutory liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c)	liens and privileges arising out of any judgment subject to an appeal or proceedings for review;

(d)	security given to a public utility or any Governmental Body when required in the ordinary course of business;

(e)
undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the operation of the Business, a claim for which has not been filed or registered pursuant to applicable Law or of which notice in writing has not been given;

(f)	any reservations or exceptions contained in the MPBA Properties or Mineral Rights or other original grant of rights underlying or related to the MPBA Properties or the Mineral Rights;

(g)	easements and any registered restrictions or covenants that run with the MPBA Properties;

(h)
rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services on, in or under the MPBA;

(i)	zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other persons registered against title to the MPBA Properties; and

(j)	all Encumbrances disclosed in the Disclosure Letter;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

“Purchaser Indemnified Parties” has the meaning set out in Section 9.7;

“Purchasers” means, collectively, the Majority Purchaser and the Minority Purchaser;

“Release”, when used as a verb, includes any release, spill, leak, emit, deposit, discharge, migrate, pump, pour, inject, escape or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, when used as a noun, has a correlative meaning;

“Sellers” means, collectively, the Majority Seller and the Minority Seller;

“Serra da Canga” means Mineração Serra da Canga Ltda., a corporation existing under the laws of the Federative Republic of Brazil;

“subsidiary” has the meaning set forth in the Business Corporations Act (British Columbia);

“Tax” or “Taxes” means all taxes, assessments and other governmental changes, duties, and impositions, however denominated, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), non-resident withholding taxes, payroll and employee withholding taxes, unemployment insurance and employment insurance contributions and deductions at source, pension plan contributions, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes,  extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Returns” means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“Third Party” has the meaning set out in Section 9.3(a);

“Third Party Claim” has the meaning set out in Section 9.3(a);

“Time of Closing” has the meaning set out in Section 3.1; and

“TSX” means the Toronto Stock Exchange.

1.2	Construction and Interpretation.

In this agreement, unless expressly stated or the context otherwise requires:

(a)	references to “Agreement”, “herein”, “hereby”, “hereof” and other similar expressions are to this Agreement and not to any particular Section of, or Schedule to, this Agreement;

(b)	any reference in this Agreement to a Section, subsection, clause, paragraph or a Schedule refers to the specified Section, subsection, clause or paragraph of, or Schedule to, this Agreement;

(c)	the division of this Agreement into Sections and the insertion of headings are for the convenience of reference only and shall not affect the interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders; and

(e)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency.

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States funds.

1.4	Affiliated Persons.

A person is an “affiliate” of another person if one of them is the subsidiary of the other or each of them is controlled by the same person.

1.5	Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein and therein provided, and in particular, except as specifically provided in this Agreement, the Sellers make no representations or warranties, express or implied, with respect to the MPBA Quotas or the assets, property or undertaking of MPBA or any MPBA Subsidiary as to title, ownership, use, possession, merchantability, fitness for a particular purpose, quantity, reserves, recoverability, value, environmental matters, mineability, conditions, operation, design, capacity or otherwise.  To the fullest extent permitted by applicable Laws, and except as specifically provided in this Agreement, the Sellers hereby disclaim any such other or implied representations or warranties, notwithstanding the delivery or disclosure to the Purchasers or

Beadell or their Representatives of any documentation or other information by the Sellers or their affiliates or their representatives or by any other person in connection with this Agreement or the transactions contemplated hereby.

1.6	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province sitting in the City of Vancouver and all courts competent to hear appeals therefrom.

1.7	Severability.

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8	Amendment and Waivers.

Subject to each party’s ability to waive the conditions that are for their exclusive benefit, as set out in Sections 3.4 and 3.5, no amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.9	Time of Essence.

Time shall be of the essence of this Agreement.

1.10	Statutory References.

A reference to a statute in this Agreement includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

1.11	Schedules.

The following Schedules are attached to, and form an integral part of, this Agreement:

Schedule 1.1	-	Articles of Amendment
Schedule 2.3	-	Assignment of Debt
Schedule 2.4	-	Voluntary Escrow Deed

ARTICLE 2
PURCHASE AND SALE OF QUOTAS

2.1	Purchase and Sale of MPBA Quotas.

(a) Subject to the terms and conditions herein, at the Time of Closing:

(i)
the Majority Seller and the Minority Seller shall sell, assign and transfer to the Majority Purchaser and the Minority Purchaser, respectively, and the Majority Purchaser and the Minority Purchaser shall purchase from the Majority Seller and the Minority Seller, respectively, the Majority Seller Quotas and the Minority Seller Quotas, respectively, free and clear of all Encumbrances; and

(ii)
New Gold shall sell, assign and transfer to the Majority Purchaser, and the Majority Purchaser shall purchase and accept by way of assignment, the Intercompany Loans, free and clear of all Encumbrances.

(b) The price payable for the Majority Seller Quotas, the Minority Seller Quotas and the Intercompany Loans is $63,000,000 (the “Aggregate Purchase Price”).  Subject to the terms and conditions herein, at the Time of Closing the Aggregate Purchase Price shall be paid as follows:

(i)	in consideration for the purchase of the Intercompany Loans, the Majority Purchaser shall pay to New Gold the Intercompany Loans Amount;

(ii)	in consideration for the purchase of the Minority Seller Quotas, the Minority Purchaser shall pay to the Minority Seller the Minority Seller Amount; and

(iii)
subject to Section 2.1(c), in consideration for the purchase of the Majority Seller Quotas, the Majority Purchaser shall cause Beadell to issue to the Majority Seller the Issued Beadell Shares, on the terms of this Agreement, and shall pay to the Majority Seller the balance of the Aggregate Purchase Price (after deducting the Intercompany Loans Amount, the Minority Seller Amount and $17,000,000 on account of the Issued Beadell Shares) in cash.

(c) If the Issued Beadell Shares to be issued by Beadell to the Majority Seller under Section 2.1(b)(iii) will result in the Majority Seller owning more than 20% of the Beadell Shares (after taking into account the number of Beadell Shares issued pursuant to the Financing), then the Majority Purchaser shall cause Beadell to issue to the Majority Seller such number of Beadell Shares equal to 19.9% of the outstanding share capital of Beadell (after taking into account the

(d) number of Beadell Shares issued pursuant to the Financing) at a per share price equal to the subscription price set as part of the Financing, rounded up to the nearest whole Beadell Share, and the balance of the cash consideration that the Majority Purchaser is required to pay to the Majority Seller as part of the Aggregate Purchase Price under Section 2.1(b)(iii) shall increase by an amount equal to the difference between (i) $17,000,000, and (ii) the U.S. dollar value of the Beadell Shares issued to the Majority Seller pursuant to this Section 2.1(c) using the exchange rate identified by the Reserve Bank of Australia at www.rba.gov.au on the Business Day immediately preceding the Closing Date.  If the Majority Seller causes Beadell to issue Beadell Shares to the Majority Seller under this Section 2.1(c), then, notwithstanding anything to the contrary contained in this Agreement, the amount of Beadell Shares so issued shall constitute the Issued Beadell Shares for the purposes of this Agreement.

(e) All cash amounts required to be paid by the Purchasers under Section 2.1(b) shall be paid by the Purchasers by wire transfer in immediately available funds (without deduction or set off) to an account or accounts specified by the Majority Seller and the Minority Seller in writing not later than five Business Days prior to the Closing Date.

2.2	Issued Beadell Shares.

(a) On the Closing Date, Beadell shall issue, and the Majority Seller agrees to subscribe for, the Issued Beadell Shares.

(b) On issue of the Issued Beadell Shares, the Majority Seller agrees to be bound by the constitution of Beadell.

(c) Beadell shall apply to the ASX for official quotation of the Issued Beadell Shares as soon as practicable, and in any event within one (1) Business Day after the Closing Date.

(d) Beadell agrees that the Issued Beadell Shares shall be:

(i)	issued pursuant to an exemption from the prospectus requirements of the Canadian Securities Laws;

(ii)	issued as fully paid, free and clear of all Encumbrances;

(iii)	rank equally in all respects with the other ordinary shares on issue in the capital of Beadell as at the Closing Date; and

(iv)	once issued, freely tradable on the ASX, subject to any resale restrictions under Canadian Securities Laws and subject to restrictions under the Voluntary Escrow Deed.

(e) Beadell shall give to the ASX a notice under section 708A(6) of the Australian Securities Laws on the day following the Closing Date and such notice shall confirm that Beadell has not withheld any excluded information for the purposes of section 708A(6)(e) of the Australian Securities Laws.

        2.3   Intercompany Loans

At the Time of Closing, New Gold and the Majority Purchaser shall execute and deliver the Assignment of Debt instrument attached hereto as Schedule 2.3 (“Assignment of Debt”) to affect the transfer and assignment of the Intercompany Loans from New Gold to the Majority Purchaser.

2.4	Voluntary Escrow Deed

At the Time of Closing, the Majority Seller and Beadell shall execute and deliver the Voluntary Escrow Deed attached hereto as Schedule 2.4, pursuant to which the Majority Seller will agree to voluntarily escrow the Issued Beadell Shares for a period of twelve (12) months after the Closing Date in accordance with the terms set out in the Voluntary Escrow Deed.  Upon receiving a request from the Majority Seller to release it from its obligations under the Voluntary Escrow Deed, Beadell shall consider (in its sole discretion) whether to agree to such release.  If Beadell agrees to release the Majority Seller from its obligations under the Voluntary Escrow Deed, Beadell shall provide reasonable assistance to the Majority Seller to find a purchaser for the Issued Beadell Shares being released.  If Beadell is unable to find a purchaser for the Issued Beadell Shares being released within 15 Business Days after its has agreed to release the Majority Seller from its obligations under the Voluntary Escrow Deed, then the Majority Seller shall be entitled to sell the Issued Beadell Shares so released without the assistance of Beadell.

ARTICLE 3
CLOSING

3.1	Closing.

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario or such other place as the parties may agree, at 5:00 p.m. (Toronto time) (the “Time of Closing”), on the third Business Day following the satisfaction or waiver of all of the conditions set forth in Sections, 3.4(e), 3.5(f), 3.5(h) and 3.5(i) (the “Closing Date”).

3.2	Closing Deliveries by the Sellers.

At the Closing, the Majority Seller shall deliver, or cause to be delivered, to the Purchasers and Beadell the following duly executed documents:

(a)	the certificates referred to in Sections 3.5(a), (b), (d), (e) and (g);

(b)	the Articles of Amendment;

(c)	the Assignment of Debt and Voluntary Escrow Deed;

(d)	a written application for the subscription of Issued Beadell Shares in accordance with this Agreement;

(e)	the books and records of MPBA and each MPBA Subsidiary that are in the possession or control of any Seller or its advisors or agents;

(f)
one or more opinions of British Columbia counsel to the Sellers and New Gold, addressed to the Purchasers and Beadell, subject to customary assumptions and qualifications and in form and substance satisfactory to the Purchasers and Beadell and their counsel, in respect of:

(i)	the corporate existence of each of the Sellers and New Gold;

(ii)	the power and authority of each Seller and New Gold to enter into this Agreement and any other Closing Agreement to which the Sellers and New Gold are a party;

(iii)
the corporate action taken by the Sellers and New Gold to authorize the execution and delivery of this Agreement and each Closing Agreement to which they are a party, and the performance of their respective obligations hereunder and thereunder; and

(iv)
the binding nature of (1) this Agreement as an obligation of the Sellers and New Gold, and (2) any other Closing Agreement to which the Sellers and New Gold are a party that are governed by the laws of British Columbia.

(g)
one or more opinions of Brazilian counsel to the Sellers, addressed to the Purchasers and Beadell, subject to customary assumptions and qualifications and in form and substance satisfactory to the Purchasers and Beadell and their counsel, in respect of:

(i)	the corporate existence of MPBA and each MPBA Subsidiary; and

(ii)	the authorized and outstanding capital of MPBA and each MPBA Subsidiary; and

(h)
such other instruments of transfer, certificates and documents required by this Agreement or as may be requested by the Purchasers or Beadell, acting reasonably, prior to the Closing Date to carry out the intent and purposes of this Agreement, including such documents as may be required to complete any registration, recording or publication of the purchase and sale of the Majority Seller Quotas and the Minority Seller Quotas and the assignment of the Intercompany Loans.

3.3	Closing Deliveries by Purchaser.

At the Closing, the Purchasers shall deliver, or cause to be delivered, to the Sellers (or one of the Sellers, as applicable):

(a)	the Aggregate Purchase Price that is required to be delivered pursuant to Section 2.1;

(b)	the Assignment of Debt duly executed by the Majority Purchaser and the Voluntary Escrow Deed duly executed by Beadell.

(c)	evidence of a meeting of directors of Beadell under which they approve, subject to Closing, the issue of the Issued Beadell Shares to the Majority Seller;

(d)	a CHESS holding statement, or issuer sponsored holding statement, in respect of the Issued Beadell Shares, showing the due allotment and issue of the Issued Beadell Shares to the Majority Seller;

(e)
one or more opinions of Australian counsel to the Purchasers and Beadell, addressed to the Sellers, subject to customary assumptions and qualifications and in form and substance satisfactory to the Majority Seller and its counsel, in respect of:

(i)	the corporate existence of each of the Purchasers and Beadell;

(ii)	the power, capacity and authority of the Purchasers and Beadell to enter into this Agreement and each Closing Agreement to which they are a party;

(iii)
the corporate action taken by Beadell and the Purchasers to authorize the execution and delivery of this Agreement and each Closing Agreement to which they are a party, and the performance of their respective obligations hereunder and thereunder; and

(iv)	the issued share capital of Beadell and its listing on the Official List.

(f)
one or more opinions of British Columbia counsel to the Purchasers and Beadell, addressed to the Sellers, subject to customary assumptions and qualifications and in form and substance satisfactory to the Majority Seller and its counsel, in respect of:

(i)	the binding nature of this Agreement and any other Closing Agreement to which Beadell or the Purchasers are a party that are governed by the laws of British Columbia; and

(ii)	the issuance and first trade of the Issued Beadell Shares under Canadian Securities Laws.

(g)	the following executed documents:

(i)	the certificates referred to in Sections 3.4(a), (b) and (d);

(ii)	evidence of all regulatory approvals that are required to be obtained in order to complete the transactions contemplated by this Agreement; and

(iii)
such other instruments, certificates and documents required by this Agreement or as may be requested by the Sellers, acting reasonably, prior to the Closing Date to carry out the intent and purposes of this Agreement, including such documents as may be required to complete the assignment of the Intercompany Loans.

3.4	Conditions to Closing in Favour of the Sellers.

The obligation of the Sellers to complete the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing Date, of each of the following conditions, which are for the exclusive benefit of, and may be waived, in whole or in part, in writing by the Sellers:

(a)
all representations and warranties of the Purchasers and Beadell contained in this Agreement shall be true and correct, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), and Beadell shall have provided to the Sellers a certificate of two of its senior officers certifying such accuracy on the Closing Date;

(b)
the Purchasers and Beadell shall have complied in all material respects with its covenants herein that are required to be performed by it at or prior to the Closing Date, and Beadell shall have provided to the Sellers a certificate of two of its senior officers certifying that it has so complied with its covenants herein;

(c)
there shall not be in force any Law, and no Governmental Body shall have issued any injunction (whether preliminary or permanent) or other order, decree, or ruling, which restrains, enjoins, prohibits, or otherwise makes illegal the completion of the transactions contemplated by this Agreement;

(d)
from the date hereof to the Closing Date, there shall not have occurred a Beadell Material Adverse Effect, and Beadell shall have provided to the Sellers a certificate of two of its senior officers certifying the same as of the Closing Date;

(e)	Beadell shall have completed the Financing;

(f)
the shareholders of Beadell in general meeting shall have approved, by the appropriate majority, the Financing, the issuance of the Issued Beadell Shares to the Majority Seller and the transactions contemplated by this Agreement, as required under the ASX Listing Rules; and

(g)	the Purchasers shall have delivered the documents, instruments and certificates set forth in Section 3.3.

3.5	Conditions to Closing in Favour of the Purchasers and Beadell.

The obligations of the Purchasers and Beadell to complete the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing Date, of each of the following conditions, which are for the exclusive benefit of, and may be waived, in whole or in part, in writing by the Purchasers and Beadell:

(a)
all representations and warranties of the Majority Seller and New Gold contained in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), and each of the Majority Seller and New Gold shall have provided to the Purchasers and Beadell a certificate of two of its senior officers certifying such accuracy on the Closing Date;

(b)
each Seller and New Gold shall have complied in all material respects in with its covenants herein that are required to be performed by it at or prior to the Closing Date, and the Majority Seller and New Gold shall have provided to the Purchaser and Beadell a certificate of two of its senior officers certifying that each of the Sellers and New Gold has so complied with its respective covenants herein;

(c)
there shall not be in force any Law and no Governmental Body shall have issued any injunction (whether preliminary or permanent) or other order, decree, or ruling which restrains, enjoins, prohibits, or otherwise makes illegal the completion of the transactions contemplated by this Agreement;

(d)
MPBA (on a consolidated basis) shall not have any outstanding Financial Indebtedness, other than as disclosed in the Disclosure Letter, the Intercompany Loans and trade payables in the ordinary course of business, and the Majority Seller shall have provided to the Purchasers and Beadell a certificate of two of its senior officers certifying the same as of the Closing Date;

(e)
from the date hereof to the Closing Date, there shall not have occurred a Material Adverse Effect, and the Majority Seller shall have provided to the Purchasers and Beadell a certificate of two of its senior officers certifying the same as of the Closing Date;

(f)	the Articles of Amendment shall have been delivered to the Purchasers;

(g)
MPBA and each MPBA Subsidiary shall have revoked all outstanding powers of attorney granted by them, effective at the Time of Closing, other than those powers of attorney granted by MPBA and each MPBA Subsidiary specified in the Disclosure Letter, and the Majority Seller shall have provided to the Purchasers and Beadell a certificate of two of its senior officers certifying the same as of the Closing Date;

(h)	Beadell shall have completed the Financing;

(i)
the shareholders of Beadell in general meeting shall have approved, by the appropriate majority, the Financing, the issuance of the Issued Beadell Shares to the Majority Seller and the transactions contemplated by this Agreement, as required under the ASX Listing Rules;

(j)
the Majority Seller shall have consented to the transfer of the Minority Seller Quotas from the Minority Seller to the Minority Purchaser, in accordance with the transfer restriction terms contained in the Articles of Association of MPBA; and

(k)	the Majority Seller shall have delivered the documents, instruments and certificates set forth in Section 3.2.

3.6	Termination.

(a)	Without limitation to the parties respective rights at law or in equity, this Agreement may be terminated:

(i)	by mutual written consent of all the parties to this Agreement;

(ii)
by Beadell and the Purchasers by giving written notice to the Sellers, if any condition contained in Section 3.5 has not been satisfied (other than by virtue of a breach of this Agreement by Beadell or the Purchasers) or waived by Beadell and the Purchasers on or before April 30, 2010; or

(iii)
by the Majority Seller by giving written notice to the Purchasers and Beadell, if any condition contained in Section 3.4 has not been satisfied (other than by virtue of a breach of this Agreement by the Sellers) or waived by the Majority Seller on or before April 30, 2010.

(b)
If this Agreement is terminated under Section 3.6(a)(ii) or (iii), then no party shall have any claim against any other party other than for any breach of this Agreement occurring prior to such termination.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Majority Seller represents and warrants to the Purchasers and Beadell as follows and acknowledges that each of the Purchasers and Beadell is relying on such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated by this Agreement:

4.1	Representations and Warranties Relating to the Sellers.

(a)	Organization. Each of the Sellers has been duly incorporated or formed, is validly existing and is in good standing under all applicable Laws of its jurisdiction of incorporation or formation.

(b)
Authority and Enforceability. Each of the Sellers has the necessary corporate or legal power, authority and capacity to enter into this Agreement and each Closing Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each Closing Agreement by each Seller and any Closing Agreement to which each Seller is or will be a party, and the completion by each Seller of the transactions contemplated by this Agreement, have been duly authorized by the board of directors of each Seller and no other corporate proceedings on the part of any Seller are necessary to authorize this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each Seller and constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally and general principles of equity.

(c)
No Violation.  The authorization of this Agreement, the execution and delivery by each Seller of this Agreement, the performance by each Seller of its respective obligations under this Agreement and the completion of the transactions contemplated by this Agreement shall not result (with or without notice or the passage of time) in a violation or breach of, constitute a default under, conflict with, require any consent to be obtained under, any provision of:

(i)	the certificate of incorporation or formation, articles, by-laws or other charter documents of any Seller;

(ii)
any applicable Laws (subject to obtaining applicable regulatory approvals), except where such violation, breach, default, conflict or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement; or

(iii)
any note, bond, debenture, mortgage, indenture, contract, agreement, lease, licence, permit, authorization or government grant to which any Seller is a party or by which any Seller is bound, except where such violation, breach, default, conflict or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement.

(d)
No Bankruptcy. There has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against any Seller or with respect to any Seller’s assets under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors’ rights and no assignment has been made for the benefit of a Seller’s creditors.  No Seller has authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding-up.

(e)
Majority Seller Quota Ownership.  The Majority Seller is the recorded owner of the Majority Seller Quotas. The Majority Seller has the sole right to sell the Majority Seller Quotas to the Majority Purchaser in accordance with the terms hereof and all of the Majority Seller Quotas shall, immediately prior to the Time of Closing, be legally owned solely by the Majority Seller with good and marketable title thereto, free and clear of any Encumbrance other than the restrictions on transfer set forth in the Articles of Association of MPBA.  No person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Majority Seller of any of the Majority Seller Quotas or any interest therein or right thereto, except the Majority Purchaser pursuant to this Agreement.

(f)
Minority Seller Quota Ownership.  The Minority Seller is the recorded owner of the Minority Seller Quotas. The Minority Seller has the sole right to sell the Minority Seller Quotas to the Minority Purchaser in accordance with the terms hereof and all of the Minority Seller Quotas shall, immediately prior to the Time of Closing, be legally owned solely by the Minority Seller with good and marketable title thereto, free and clear of any Encumbrance other than the restrictions on transfer set forth in the Articles of Association of MPBA.  No person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Minority Seller of any of the Minority Seller Quotas or any interest therein or right thereto, except the Minority Purchaser pursuant to this Agreement.

4.2	Representations and Warranties Relating to MPBA.

The Majority Seller represents and warrants to the Purchasers and Beadell as follows and acknowledges that each of the Purchasers and Beadell is relying on such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated by this Agreement:

(a)
Organization and Qualification. MPBA and each MPBA Subsidiary has been duly incorporated or formed, is validly existing and is in good standing under all applicable Laws of its jurisdiction of incorporation or formation and has all necessary corporate or legal power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.

(b)
No Violation. The authorization of this Agreement, the execution and delivery by each Seller of this Agreement, the performance by each Seller of its respective obligations under this Agreement and the completion of the transactions contemplated by this Agreement shall not:

(i)
subject to the consent referenced in Section 8.9(b), result (with or without notice or the passage of time) in a violation or breach of, constitute a default under, conflict with, require any consent to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre-emptive or participating right under, any provision of:

(A)	the amended and consolidated Articles of Association of MPBA or any MPBA Subsidiary;

(B)
any applicable Laws (subject to obtaining applicable regulatory approvals), except where such violation, breach, default, conflict or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement or result in a Material Adverse Effect; or

(C)
any note, bond, debenture, mortgage, indenture, contract, agreement, lease, licence, permit, authorization or government grant to which MPBA or any MPBA Subsidiary is a party or by which the assets of MPBA or any MPBA Subsidiary are bound; or

(ii)	result in the imposition of any Encumbrance upon any Licence, MPBA Property, Mineral Right or other asset of MPBA or any MPBA Subsidiary.

(c)
No Bankruptcy. There has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against MPBA or any MPBA Subsidiary or with respect to any asset of MPBA or any MPBA Subsidiary under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors’ rights and no assignment has been made for the benefit of the creditors of MPBA or an MPBA Subsidiary.  Neither MPBA nor any MPBA Subsidiary has authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding-up.

(d)
Capitalization. The only MPBA Quotas outstanding are the Majority Seller Quotas and the Minority Seller Quotas, all of which are validly issued and outstanding as fully paid and non-assessable quotas.  Upon completion of the transactions contemplated by this Agreement, all of the MPBA Quotas will be owned by the Purchasers, with good and marketable title thereto, free and clear of any Encumbrance other than the restrictions on transfer set forth in the Articles of Association of MPBA.

There are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating MPBA or any MPBA Subsidiary to issue or sell any of its securities, or securities or obligations of any kind convertible into or exchangeable for any securities of MPBA, any MPBA Subsidiary or any other person, nor are there any outstanding equity appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of MPBA or any MPBA Subsidiary.

There are no outstanding bonds, debentures or other evidences of indebtedness of MPBA or any MPBA Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the outstanding MPBA Quotas on any matter.

Neither MPBA nor any MPBA Subsidiary has any obligation to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of MPBA or any MPBA Subsidiary.

(e)
Subsidiaries.  Other than Serra da Canga and Marina Norte, there are no MPBA Subsidiaries and MPBA does not hold any equity interest, or right to acquire an equity interest, in any person. MPBA is the legal and beneficial owner of 14,000 common shares in the capital of Serra da Canga and 1,333 common shares and 3,333 preferred shares in the capital of Marina Norte.

(f)
Voting Agreements.  Other than this Agreement, none of the MPBA Quotas is subject to any agreement, arrangement or understanding, whether formal or informal, written or oral, with respect to the voting or disposition of any of the MPBA Quotas.

Other than the shareholders’ agreement dated January 9, 2004, as amended, in respect of Marina Norte, there is no agreement, arrangement or understanding, whether formal or informal, with respect to the voting or disposition of any securities of any MPBA Subsidiary.

(g)
Regulatory and Third Party Approvals.  Other than the consent referenced in Section 8.9(b), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Body is required to be obtained by MPBA or any MPBA Subsidiary in connection with the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement.

(h)
Compliance with Laws.  Except as disclosed in the Disclosure Letter, MPBA and each MPBA Subsidiary has complied in all material respects with all Laws applicable to them or to the Business (collectively, “Legal Requirements”) except to the extent that failure to comply with any Legal Requirement would not have a Material Adverse Effect.  Except to the extent that failure to comply with any Legal Requirement would not have a Material Adverse Effect, and except as disclosed in the Disclosure Letter, no event has occurred and no circumstance exists that may constitute or result in (with or without notice or the passage of time) a violation of or a failure to comply with any Legal Requirement, and neither MPBA, any MPBA Subsidiary nor any Seller has received any notice or other communication (whether oral or written) from any Governmental Body regarding any actual, alleged or potential violation of, or failure to comply with, any Legal Requirement.

(i)
Business.  From MPBA’s incorporation or formation to January 2, 2009, the only business of MPBA was the exploration, development and/or operation of the Amapari Project and certain other exploration properties. Currently, the only activities conducted by MPBA have been the sale of ore previously mined or removed from the properties that comprise the Amapari Project and activities related to the care and maintenance of the Amapari Project.  The care and maintenance of the Amapari Project has been conducted in accordance with generally accepted mining practices.  MPBA has received from the National Department of Mineral Production of Brazil approval to temporarily suspend mining activities related to mining claim #851.676/1992 and the Sellers have provided to Beadell evidence of such approval.

(j)
Balance Sheet.  MPBA’s unaudited balance sheet as at December 31, 2009 (the “MPBA Balance Sheet”) has been prepared in accordance with Canadian GAAP, subject to the absence of notes, and presents fairly in all material respects the assets, liabilities (whether accrued, absolute or contingent), financial position and results of operations of MPBA as at the date thereof, applied on a basis consistent with the immediately prior period.  The Financial Indebtedness of MPBA and the MPBA Subsidiaries is accurately and fully disclosed in the MPBA Balance Sheet in all material respects. The MPBA Balance Sheet is in all material respects in the form of the balance sheet relied upon by the auditors of New Gold in preparing the audited consolidated financial statements of New Gold as at the date and for the period covered thereby.

(k)
Absence of Certain Changes or Events. Except as (i) contemplated by this Agreement, (ii) in connection with placing the Amapari Project on care and maintenance on January 2, 2009, and (iii) as has been disclosed in the Disclosure Letter, since December 31, 2007, MPBA and each MPBA Subsidiary has conducted its business only in the ordinary course of business consistent with past practice.

(l)
Filings. MPBA and each MPBA Subsidiary has filed with the appropriate Governmental Body true and complete copies of all material forms, reports, schedules, statements and other documents required to be filed by it under applicable Laws, except to the extent that failure to make any such filing would not have a Material Adverse Effect.

(m)
Books and Records.  The financial books, records and accounts of MPBA and each MPBA Subsidiary in all material respects: (i) have been maintained in accordance with Canadian GAAP on a basis consistent with prior periods; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of MPBA and each MPBA Subsidiary; and (iii) accurately and fairly reflect the basis for the MPBA Balance Sheet.

(n)
Bank Accounts and Powers of Attorney.  The Disclosure Letter sets out the name of each bank, trust company and other financial institution with which MPBA or an MPBA Subsidiary has accounts or safety deposit boxes, the number or designation of each such account and safety deposit box and the names of all persons authorized to draw thereon or to have access thereto and showing the name of each person holding a general or special power of attorney from MPBA or an MPBA Subsidiary and a summary of the terms thereof.

(o)	Litigation. Except as disclosed in the Disclosure Letter:

(i)
there is no claim, action, proceeding or investigation that has been commenced, or to the knowledge of the Majority Seller, is threatened or pending against MPBA or an MPBA Subsidiary or affecting any of their property and assets by or before any Governmental Body; and

(ii)
neither MPBA, any MPBA Subsidiary nor any of their assets and properties is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require any expenditure as a condition to, or a necessity for, the right or ability of MPBA or any MPBA Subsidiary to pursue, and conduct its affairs as currently being conducted or which is reasonably likely to prevent or materially delay the completion of the transactions contemplated by this Agreement.

(p)
Intellectual Property.  Neither MPBA nor any MPBA Subsidiary owns or licences any material intellectual property, including patents, copyrights, industrial designs, service marks, trade marks, trade secrets, trade names, brand names, business names, know how or other proprietary rights.

(q)	Employment Matters.

(i)
Except to the extent that failure to comply with any applicable Brazilian employment and labour laws would not have a Material Adverse Effect, and except as disclosed in the Disclosure Letter, MPBA and each MPBA Subsidiary have been and are now in compliance in all material respects with all applicable Brazilian employment and labour Laws and, to the knowledge of the Majority Seller, there are no current, pending or threatened proceedings before any Governmental Body with respect to any employment or labour matters.  Except as disclosed in the Disclosure Letter, there are no complaints, claims, charges, levies or penalties outstanding, nor are there any orders, decisions, directions or convictions currently registered or outstanding by any Governmental Body against or in respect of MPBA or any MPBA Subsidiary, under or in respect of any Brazilian employment or labour Laws.

(ii)	Except as disclosed in the Disclosure Letter, neither MPBA nor any MPBA Subsidiary is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement.

(iii)
Except as required by applicable Law and as disclosed in the Disclosure Letter, neither MPBA nor any MPBA Subsidiary has declared or paid, or committed to declare or pay, any amount to any person in respect of a performance, incentive or other bonus in respect of all or any part of its fiscal year ending on December 31, 2009 or in connection with the completion of any transaction contemplated by this Agreement.

(iv)	Except as disclosed in the Disclosure Letter, neither MPBA nor any MPBA Subsidiary has any employee benefit or incentive plan.

(r)	Tax Matters.

(i)
MPBA and each MPBA Subsidiary have duly and in a timely manner filed all Tax Returns required to be filed by them on or before the date of this Agreement and all such Tax Returns are correct and complete in all material respects.

(ii)
MPBA and each MPBA Subsidiary have collected all amounts required to be collected by them on account of Taxes.  MPBA and each MPBA Subsidiary have remitted to the appropriate Governmental Body when required by Law to do so all such amounts collected by them. Adequate provision has been made in the MPBA Balance Sheet for amounts equal to the expected settlement amount of all Taxes assessed and all Taxes owing by MPBA and each MPBA Subsidiary that are not yet due and payable and that relate to periods ending on or prior to December 31, 2008.

(iii)
Except as disclosed in the Disclosure Letter, there are no reassessments of Taxes of MPBA or any MPBA Subsidiary that have been issued or are outstanding and there are no outstanding issues that have been raised and communicated to MPBA or any MPBA Subsidiary by any Governmental Body for any taxation year in respect of which a Tax Return of MPBA or any MPBA Subsidiary has been audited.

(iv)
MPBA and each MPBA Subsidiary has withheld from each payment made to all of its current and former directors, officers and employees, and from each other payment of any nature made to any person, the amount of all Taxes and other deductions required to be withheld therefrom, and has paid such amounts to the applicable Governmental Body within the time required under applicable Law.

(s)	Environmental. Except as disclosed in the Disclosure Letter, and except as would not have a Material Adverse Effect:

(i)	MPBA and each MPBA Subsidiary have been and are now in compliance in all material respects with Environmental Laws;

(ii)
MPBA and each MPBA Subsidiary have all Licences required under Environmental Laws for the operation of the Business or in connection with any MPBA Property and each Licence is valid, subsisting and in good standing, and MPBA and each MPBA Subsidiary is not in default or breach of any such Licence, and no proceeding is pending or threatened in relation to, and no grounds exist to revoke or limit any such Licence;

(iii)
MPBA and each MPBA Subsidiary have not used or permitted to be used, except in compliance with all Environmental Laws, any MPBA Property to Release, generate, manufacture, process, distribute, use treat, store, transport or handle any Hazardous Substance;

(iv)	neither the Business, MPBA, any MPBA Subsidiary nor any MPBA Property is subject to any current, nor, to the knowledge of the Majority Seller, any pending or threatened:

(A)
claim, action, notice, demand, investigation, proceeding, application, order, judgment, requirement or directive which relates to environmental, natural resources, Hazardous Substances, human health or safety matters, and which may require or result in any material work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures; or

(B)
demand, direction, order, notice or prosecution from any Governmental Body with respect to any Environmental Law applicable to the Business, MPBA, any MPBA Subsidiary or any MPBA Property respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including tailings, sediment from erosion, wastewater and surface water run-off from the Business or any MPBA Property).

(t)	Material Contracts.

(i)
The Disclosure Letter sets forth a complete list of all contracts having a contractual value of $150,000 or greater, or which are otherwise material to the conduct of the Business, to which MPBA or any MPBA Subsidiary is a party or by which its properties or assets are bound (the “Material Contracts”).

(ii)
All Material Contracts to which MPBA or any MPBA Subsidiary is a party are in full force and effect and MPBA or such MPBA Subsidiary is entitled to all rights and benefits thereunder.  MPBA and each MPBA Subsidiary has complied in all material respects with all terms of such

Material Contracts, has paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists, or has been alleged, in respect thereof on the part of MPBA or any MPBA Subsidiary.

(iii)
Except as disclosed in the Disclosure Letter, none of the contracts or agreements to which MPBA or any MPBA Subsidiary is a party are subject to any termination fees, cancellation costs or other similar penalties which would become payable upon termination of such contract or agreement following a change of control of MPBA or upon completion of any transaction contemplated by this Agreement.

(iv)	Except as disclosed in the Disclosure Letter, no third party consent is required under any Material Contract for the completion of any transaction contemplated by this Agreement.

(u)
Restrictions on Business Activities. Neither MPBA nor any MPBA Subsidiary is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the Business may be conducted.

(v)
Insurance. MPBA maintains insurance, naming MPBA as an insured, which adequately covers reasonably and prudently foreseeable risks in the ordinary course of business, having regard to the nature of such risks and the relative costs of obtaining such insurance and providing for self insurance. All such insurance policies are in full force and effect. There are no outstanding or pending claims under any insurance policy of MPBA.

(w)
Licences.  The Disclosure Letter sets out each material Licence held by or granted to MPBA or an MPBA Subsidiary, the applicable Licence number, and the dates of grant and of expiry, all of which information is complete and accurate in all material respects.  There are no other Licences necessary to conduct the Business as currently being conducted or to own or lease any property or asset utilized by MPBA or any MPBA Subsidiary.

Each Material Licence held by or granted to MPBA or an MPBA Subsidiary, is valid, subsisting and in good standing in all material respects, and neither MPBA nor any MPBA Subsidiary is in default or breach of any such Licence and, to the knowledge of the Majority Seller, no proceeding is pending or threatened to revoke or limit any such Licence.

(x)	MPBA Properties and Mineral Rights.

(i)
The Disclosure Letter describes all real property (imóveis) owned by MPBA and each MPBA Subsidiary, as well as all land access agreements entered into with landowners and servitudes and rights of way (servidões e direitos de passagem) (collectively, the “MPBA Properties”).

(ii)
The Disclosure Letter describes all mineral rights (direitos minerários) and applications for mineral rights (requerimentos de direitos minerários) (the “Mineral Rights”) registered or recorded in the name of MPBA and each MPBA Subsidiary.  Neither MPBA nor any MPBA Subsidiary holds any mineral interests or rights other than those provided by the Mineral Rights.

(iii)	Except as disclosed in the Disclosure Letter:

(A)
MPBA or an MPBA Subsidiary has good and marketable right, title and interest (subject to obtaining applicable regulatory approvals), free and clear of any Encumbrance, other than Permitted Encumbrances, to the MPBA Properties and the Mineral Rights, with the exception of applications for exploration licences (requerimentos de pesquisa) that are non-transferrable according to Brazilian Law;

(B)
MPBA or an MPBA Subsidiary has the right to access and use the surface area where all of the Mineral Rights are located and MPBA or an MPBA Subsidiary has paid to all surface area owners all rent, royalties or other amounts to which they are entitled, whether pursuant to any contract or by Law;

(C)
subject to the rights of any Governmental Body pursuant to applicable Law, no person other than MPBA or an MPBA Subsidiary has any interest in the MPBA Properties or the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest; and

(D)
the Mineral Rights are in good standing under applicable Law and all work required to be performed has been performed and all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(y)
Expropriation. No property or asset of MPBA or any MPBA Subsidiary has been taken or expropriated by any Governmental Body or person nor has any notice or proceeding in respect thereof been given or commenced and the Majority Seller has no knowledge of any discussions or negotiations which could lead to any such expropriation.

(z)
Finder’s Fees.  Except as set out in the Disclosure letter, neither MPBA nor any MPBA Subsidiary has agreed to pay any person any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation or any reimbursement of any expenses of any person in connection with any of the transactions contemplated by this Agreement.

(aa)
Information. The MPBA Disclosure Materials are complete and accurate in all material respects and are not misleading or deceptive in any material respect, whether by inclusion of misleading information or omission of material information or both.  All information of the Majority Seller, MPBA and the MPBA subsidiaries that is relevant to a purchaser considering whether to acquire MPBA and the MPBA Subsidiaries and their assets is contained in the MPBA Disclosure Materials.

4.3	Disclosure Letter.

(a)
Certain agreements and other matters are listed in the Disclosure Letter for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they are not required to be listed therein by the terms of this Agreement.  In no event shall the listing of such agreements and other matters in the Disclosure Letter be deemed or interpreted to broaden or otherwise amplify the Majority Seller’s representations and warranties, covenants or agreements contained in this Agreement or in any Closing Agreement, or be taken as an admission by the Majority Seller that such disclosure is required to be made under the terms of any of such representations and warranties.  Nothing in the Disclosure Letter shall influence the construction or interpretation of any of the representations and warranties contained in this Agreement or in any Closing Agreement.

(b)
The headings contained in the Disclosure Letter are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Disclosure Letter or this Agreement.

(c)
Disclosure of any fact or item in the Disclosure Letter which is referenced to a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement if such disclosure would permit a reasonable person to find such disclosure relevant to such other sections.

(d)
The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the  Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in the Disclosure Letter is or is not material for purposes of this Agreement.

(e)
The specification of the dollar amount of any Losses in the representations or warranties contained in this Agreement or in the Disclosure Letter are estimates only and the Purchasers and Beadell acknowledge, confirm and agree that the Majority Seller shall not be liable under Article 9 or otherwise if the actual amount of any such Losses exceeds the estimates contained in this Agreement or in the Disclosure Letter.

4.4	Disclosure.

If the Purchasers or Beadell are aware or become aware after the date of this Agreement and before the Closing Time, either as a result of their own investigation or as a result of disclosure by the Majority Seller or any of its affiliates, of any fact, matter or event which is not disclosed in this Agreement or in the Disclosure Letter or is otherwise known at the date of this Agreement by the Purchasers or Beadell, which constitutes a breach or breaches of the representations and warranties made by the Majority Seller in this Agreement as at the date of this Agreement or which would constitute a breach of any of the representations and warranties identified in Section 3.5(a) made by the Majority Seller with effect at and as of the Closing Time, the Purchasers and Beadell shall forthwith give written notice thereof to the Majority Seller, and the parties shall meet and negotiate with a view to resolving the matter.  If the Purchasers and Beadell give such notice and the parties fail to resolve the matter, then the Purchasers and Beadell may by written notice given to the Majority Seller prior to the Closing Date elect to rely on the rights under Section 3.6(a)(iii), but shall have no other rights or remedies in respect of such breach.  If the Purchasers and Beadell fail to give such notice to the Majority Seller prior to the Closing Date, such fact, matter or event shall be deemed not to constitute a breach or breaches of the representations and warranties made by the Majority Seller in this Agreement nor a breach of the conditions precedent of Closing set forth in Section 3.5.

4.5	Knowledge.

The term “to the knowledge of the Majority Seller” refers to the actual knowledge of Robert Gallagher and Susan Toews, the President and Corporate Secretary of the Majority Seller, respectively, and includes the knowledge that any of such individuals would have assuming they made an enquiry reasonable in the circumstances of this Agreement.

4.6	Survival of Representations and Warranties of the Majority Seller.

The representations and warranties of the Majority Seller shall survive the Closing until the first anniversary of the Closing Date and, notwithstanding the Closing, shall continue in full force and effect for the benefit of the Purchasers and Beadell during such period.  After such period, the Majority Seller shall not have any further liability with respect to such representations and warranties except with respect to claims properly made under them within such period.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND BEADELL

5.1	Representations and Warranties Relating to the Purchaser and Beadell.

Each of the Purchasers and Beadell jointly and severally represent and warrant to the Majority Seller as follows and acknowledge that the Majority Seller is relying on such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated by this Agreement:

(a)	Organization. Each of the Purchasers and Beadell has been duly incorporated or formed, is validly existing under all applicable Laws of its jurisdiction of incorporation or formation.

(b)
Authority and Enforceability. Each of the Purchasers and Beadell has the necessary corporate or legal power, authority and capacity to enter into this Agreement and each Closing Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of the Purchasers and Beadell and each Closing Agreement to which Beadell and the Purchasers is or will be a party, and the completion by each of the Purchasers and Beadell of the transactions contemplated by this Agreement, have been duly authorized by the board of directors of the Purchasers and Beadell and no other corporate proceedings on their part are necessary to authorize this Agreement or the transactions contemplated by this Agreement other than the approval of the shareholders of Beadell as contemplated in Section 3.4(f) and Section 3.5(i) of this Agreement. This Agreement has been duly executed and delivered by each of the Purchasers and Beadell and constitutes a legal, valid and binding obligation of each of the them, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditor’s rights generally and general principles of equity.

(c)
No Violation.  The authorization of this Agreement, the execution and delivery by each of the Purchasers and Beadell of this Agreement, the performance by each of the Purchasers and Beadell of its respective obligations under this Agreement and the completion of the transactions contemplated by this Agreement shall not result (with or without notice or the passage of time) in a violation or breach of, constitute a default under, or require any consent to be obtained under, any provision of:

(i)	their respective certificates of incorporation or formation, articles, by-laws or other charter documents;

(ii)
any applicable Laws (subject to obtaining applicable regulatory approvals), except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement; or

(iii)
any note, bond, debenture, mortgage, indenture, contract, agreement, lease, licence, permit, authorization or government grant to which the Purchasers or Beadell is a party or by which either of them is bound, except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement.

(d)
No Bankruptcy. There has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against the Purchasers or Beadell or with respect to any assets of the Purchasers or Beadell under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors’ rights and no assignment has been made for the benefit of the creditors of the Purchasers or Beadell.  Neither of the Purchasers nor Beadell has authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding-up.

(e)
Regulatory and Third Party Approvals. Other than in respect of the listing of the Issued Beadell Shares on the ASX and the shareholder approval contemplated under Section 3.4(f) and Section 3.5(i), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Body or other person is required to be obtained by the Purchasers or Beadell in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(f)
Litigation. There are no outstanding or, to the knowledge of Beadell, threatened or pending, claim, action, suit, proceeding or governmental investigation affecting or pertaining to Beadell, the Purchasers or their respective assets or any part thereof or that challenges the validity of this Agreement or the transactions contemplated hereby.

(g)	Absence of Certain Changes or Events. Since December 31, 2007, except as disclosed in the Beadell Public Documents:

(i)	Beadell and each subsidiary of Beadell has conducted its business only in the ordinary course of business consistent with past practice; and

(ii)	there has been no Beadell Material Adverse Effect.

(h)	Material Interests of Control Shareholders. Except as disclosed in the Beadell Public Documents:

(i)
none of the officers, directors or employees of Beadell or of any Beadell subsidiary or any other person owns, directly or indirectly, more than 10% of any class of equity securities of Beadell or equity securities of any person exchangeable for more than 10% of any class of equity securities of Beadell; and

(ii)	there is no agreement in force or effect which in any manner affects or may affect the voting or control of any of the equity securities of Beadell.

(i)	Issued Capital of Beadell. As at the date of this Agreement, Beadell has on issue 93,600,003 Beadell Shares.

(j)
Compliance with Securities Regulatory Authorities.  Beadell is not in material default under any Australian Securities Laws or the ASX Listing Rules, and all documents it has filed with ASIC and ASX are, as at the date of this Agreement, true and accurate and not misleading in any material respects.

(k)
Official List. Beadell has been admitted to and is listed on the Official List and: (i) Beadell has not been removed from the Official List and no removal from the Official List has been threatened by the ASX; and (ii) the Beadell Shares are quoted on the ASX and are not suspended from quotation (other than as a result of the transactions contemplated under this Agreement or the Financing) and no suspension has been threatened by the ASX.

(l)	Not a Reporting Issuer in Canada. Beadell is not, and will not be on the Closing Date, a reporting issuer (as such term is defined under Canadian Securities Laws) in any jurisdiction of Canada.

(m)
Exemption from Canadian Prospectus Requirements.  The issuance and delivery of the Issued Beadell Shares by Beadell to the Majority Seller or its nominee is exempt from the prospectus and registration requirements of the Canadian Securities Laws.  In addition, provided that the Exemption Order is obtained, the first trade by the Majority Seller or its nominee of any of the Issued Beadell Shares shall be exempt from the prospectus requirements of the Canadian Securities Laws and, subject to the terms of the Exemption Order, no document will be required to be filed and no proceeding taken or approval, permit, consent, order or authorization obtained under the Canadian Securities Laws in connection with such first trade.

(n)
No Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Beadell Shares or any other securities of Beadell has been issued by any Governmental Body or the ASX and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Beadell, are contemplated or threatened under Australian Securities Laws.

(o)
Beadell Financial Statements. The Beadell Financial Statements were prepared in accordance with the Australian Accounting Standards and the requirements of the Australian Securities Laws and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Beadell as at the date and for the periods indicated therein.  Since such dates, there has been no change in the financial condition, assets, liabilities or business of Beadell other than changes in the ordinary course of business.

(p)
Auditors. Beadell’s auditors who audited the audited Beadell Financial Statements and who provided their audit report thereon are independent public accountants as required under the Australian Securities Laws and the ASX Listing Rules and the auditor has not given a qualified auditor’s opinion in relation to the Beadell Financial Statements.

(q)
Taxes. Except as disclosed in the Beadell Financial Statements, all Taxes due and payable by Beadell and each Beadell subsidiary have been paid in full.  All Tax Returns required to be filed by Beadell and each Beadell subsidiary have been filed with all appropriate Governmental Bodies for all periods ending prior to the date of this Agreement and shall continue to do so in respect of any fiscal period ending on or before the Closing Date.  All such Tax Returns are complete and accurate and no material fact has been omitted therefrom which would make any of them misleading.  All Taxes shown on all such Tax Returns or any assessments or reassessments in respect of such Tax Returns have been paid in full.  No examination of any Tax Return of Beadell or each Beadell subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Body respecting any Taxes that have been paid, or may be payable, by Beadell or any Beadell subsidiary.

(r)	No Material Indebtedness or Liabilities. Beadell has no material Financial Indebtedness or liabilities other than as disclosed in the Beadell Financial Statements.

(s)
Material Obligations. None of Beadell nor any of its subsidiaries is in violation of its constating documents or is in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which any of its property may be bound.

5.2	Knowledge.

The term “to the knowledge of Beadell” refers to the actual knowledge of any one or more of Peter Bowler, Robert Watkins and Greg Barrett of Beadell, respectively, and includes the knowledge that any one or more of such individuals would have assuming they made an enquiry reasonable in the circumstances of this Agreement.

5.3	Survival of Representations and Warranties of the Purchaser and Beadell.

The representations and warranties and of Beadell and the Purchasers contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date and, notwithstanding the Closing nor any investigation made by or on behalf of the Majority Seller, shall continue in full force and effect for the benefit of the Majority Seller during such period.  After such period, the Purchasers and Beadell shall not have any further liability with respect to such representations and warranties except with respect to claims properly made under them within such period.

ARTICLE 6
REPRESENTATIONS WARRANTIES OF NEW GOLD

6.1	Representations and Warranties Relating to New Gold

New Gold represents and warrants to the Purchasers and Beadell as follows and acknowledges that the Purchasers and Beadell are relying on such representations and warranties in connection with the entering into of this Agreement and the completion of the transactions contemplated by this Agreement:

(a)	Organization. New Gold has been duly incorporated or formed, is validly existing under all applicable Laws of its jurisdiction of incorporation or formation.

(b)
Authority and Enforceability.  New Gold has the necessary corporate or legal power, authority and capacity to enter into this Agreement and each Closing Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder.  All necessary corporate action has been taken by New Gold to authorize the execution and delivery of this Agreement by New Gold and each Closing Agreement to which it is or will be a party, and the performance of its obligations hereunder and thereunder.  This Agreement has been duly executed and delivered by New Gold and constitutes a legal, valid and binding obligation of New Gold, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditor’s rights generally and generally principles of equity.

(c)
No Violation.  The authorization of this Agreement, the execution and delivery by New Gold of this Agreement, the performance by it of its obligations under this Agreement shall not result (with or without notice or the passage of time) in a violation or breach of, constitute a default under, or require any consent to be obtained under, any provision of:

(i)	its certificates of incorporation or formation, articles, by-laws or other charter documents;

(ii)
any applicable Laws, except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement; or

(iii)
any note, bond, debenture, mortgage, indenture, contract, agreement, lease, licence, permit, authorization or government grant to which New Gold is a party or by which it is bound, except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, prevent or materially delay the completion of the transactions contemplated by this Agreement.

(d)
No Bankruptcy. There has not been any petition filed, or any judicial or administrative proceeding commenced which has not been discharged, by or against New Gold or with respect to any assets under any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent transfer, compromise, arrangement of debt or creditors’ rights and no assignment has been made for the benefit of the creditors of New Gold.  New Gold has not authorized any action with respect to its bankruptcy, insolvency, liquidation, dissolution or winding-up.

(e)
Regulatory and Third Party Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Body or other person is required to be obtained by New Gold in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder.

(f)
Litigation. There are no outstanding or, to the knowledge of New Gold, threatened or pending, claim, action, suit, proceeding or governmental investigation affecting or pertaining to New Gold or its assets or any part thereof or that challenges the validity of this Agreement or the performance of its obligations hereunder.

6.2	Knowledge.

The term “to the knowledge of New Gold” refers to the actual knowledge of any one or more of Robert Gallagher and Susan Toews, the President and Chief Executive Officer and Corporate Secretary of New Gold, respectively, and includes the knowledge that any one or more of such individuals would have assuming they made an enquiry reasonable in the circumstances of this Agreement.

6.3	Survival of Representations and Warranties of New Gold

The representations and warranties of New Gold shall survive the Closing until the first anniversary of the Closing Date and, notwithstanding the Closing, shall continue in full force and effect for the benefit of the Purchasers and Beadell during such period.  After such period, New Gold shall not have any further liability with respect to such representations and warranties except with respect to claims properly made under them within such period.

ARTICLE 7
CONDUCT OF BUSINESS

7.1	Conduct of Business Prior to Closing by MPBA.

Prior to the Closing, except with the written consent of the Purchasers or as required by applicable Laws or any Governmental Body, the Majority Seller shall procure that MPBA and each MPBA Subsidiary:

(a)
in the case of MPBA, manages and conducts the Business as a going concern with all due care and in accordance with normal and prudent practice (having regard to the nature of the Amapari Project and the past and current conduct of the Business);

(b)	conducts its affairs so as to comply in all material respects with:

(i)	all applicable Licences;

(ii)	applicable Laws and directions of any Governmental Body; and

(iii)	its articles of association;

(c)
does not, other than in the ordinary course of business, dispose or agree to dispose of any of its assets with an aggregate market value exceeding $500,000 and maintains its assets at normal levels in the ordinary course of business;

(d)
maintains in good working order and condition its material assets and to ensure in the case of the Mineral Rights that the same are kept validly subsisting, in good standing and in full force and effect;

(e)
promptly deliver to the Purchasers a true copy of every material notice, document, financial statement, report, plan or other correspondence whatsoever received or prepared by or on behalf of MPBA or the MPBA Subsidiaries, which materially affects or concerns its assets;

(f)	does not incur any Financial Indebtedness (excluding any inter-company Financial Indebtedness or trade payables incurred in the ordinary course of business);

(g)
does not declare itself trustee of or create, incur, allow to exist any Encumbrance or otherwise encumber any of its assets or assign, transfer, lease either in a single transaction or in a series of transactions any of the assets, other than in the ordinary course of business and other than a Permitted Encumbrance;

(h)	does not make any unusual or extraordinary expenditures;

(i)	pays its Financial Indebtedness and other outgoings and expenses as and when the same respectively become due and owing;

(j)	does not, other than in the ordinary course of business:

(i)	increase the amount of any of its Financial Indebtedness; or

(ii)	provide financial accommodation to any other entity;

(iii)	create, incur, allow to exist or otherwise assume any Guarantee;

(k)
materially observes, performs and fulfils the obligations on its part to observe, perform or fulfil under each Material Contract to which it is a party and does not terminate any such Material Contract or vary, amend, extend or otherwise change the terms of any such Material Contract (and in this regard if the consent of the Purchasers is requested, that consent shall not be unreasonably withheld);

(l)
does not enter into any contract, arrangement or commitment or engage in any activity or transaction which on execution or performance would qualify as a Material Contract other than in the ordinary course of business;

(m)	does not:

(i)	terminate the employment of any Key Employee;

(ii)
other than in the ordinary course of business, materially vary, amend, extend or otherwise change the terms of employment of any Key Employee from those disclosed to the Purchasers prior to the date of this Agreement;  or

(iii)	enter into any contract, arrangement or commitment to employ anyone in respect to the conduct or operation of its business who was not so employed at the date of this Agreement; or

(iv)	grant approval to a Key Employee to exercise any leave entitlements including leave or long service leave in respect of the period after Closing;

and in this regard if the consent of the Purchasers is requested, such consent shall not be unreasonably withheld;

(n)	does not change in any material respect of its accounting policies (except as required by Canadian GAAP or by Law);

(o)	does not change its articles of association other than as contemplated by this Agreement;

(p)
does not merge or consolidate with any other corporation or acquire any shares in, or the business or assets of, any other person, firm, association, corporation or business organisation, or enter into a joint venture, partnership, alliance or any other form of business venture or agree to do any of the foregoing;

(q)	does not declare or pay a dividend or do or omit to do any act whereby a dividend is deemed to have been paid, or make a distribution of, or revaluation of, its assets;

(r)
does not reduce its share capital, or transfer an amount to its share capital account from any of its other accounts, or allot or issue any shares or any securities or loan capital convertible into or exchangeable for shares, or purchase, redeem, retire or acquire any such shares or securities, or agreed to do so, or sell or give any option, right to purchase, or grant an Encumbrance over any such shares or securities;

(s)	does not institute, settle or dispose of any claim, litigation, investigation, arbitration or other like proceeding whether in relation to any of the Material Contracts or otherwise;

(t)	does not agree to do anything referred to in the preceding subsections of this Section 7.1; and

(u)	keep the Purchasers informed about:

(i)	the conduct and operation of the Business; and

(ii)	any Claim, litigation, investigation, arbitration or other like proceeding in relation to its assets after they become aware of it.

7.2	Conduct of Business by Beadell Prior to Closing.

Prior to the Closing, except as required by applicable Laws or any Governmental Body, Beadell shall conduct its business, and cause its subsidiaries to conduct their respective businesses, only in the ordinary course in compliance in all material respects with all applicable Laws and Licences.

ARTICLE 8
COVENANTS

8.1	Listing of the Issued Beadell Shares.

Beadell agrees to use its commercially reasonable efforts to obtain the approval of the ASX for the official quotation of the Issued Beadell Shares and the approval of the shareholders of Beadell under Section 3.4(f) and Section 3.5(i) of this Agreement.

8.2	Non-Solicitation.

In consideration of the benefits of this Agreement to the Sellers and in order to induce the Purchaser and Beadell to enter into this Agreement, the Majority Seller agrees that it shall not, and shall procure that none of its affiliates shall, without the consent of Beadell, for a period of two years from the Closing Date, directly or indirectly, solicit for employment or engagement, or hire or engage, any individual who, immediately following the Closing, is an employee of, or independent contractor to, MPBA and who is, at the time of such solicitation or hiring or engagement, an employee of, or independent contractor to, MPBA or any affiliate or successor of MPBA, provided that the prohibition on solicitation and inducement contained in this Section 8.2 does not extend to general solicitations of employment by the Majority Seller or any of its affiliates not specifically directed towards the employees or independent contractors of MPBA or any affiliate or successor of MPBA nor to the hiring or engagement of such employees or independent contractors as a result thereof.

8.3	Further Assurances.

(a) Beadell shall, promptly after the execution of this Agreement, make application for, and use its reasonable commercial efforts to obtain on or before the Closing Date, an order (the “Exemption Order”) from the British Columbia Securities Commission and the Ontario Securities Commission which provides that the first trade in the Issued Beadell Shares is exempt from the prospectus requirements of the Canadian Securities Laws.  If Beadell is unsuccessful in obtaining the Exemption Order on or before the earlier of (i) the date that is twelve (12) months after the Closing Date, and (ii) the date that Beadell agrees to release the Majority Seller from its obligations under the Voluntary Escrow Deed pursuant to Section 2.4 (the “Escrow Release Date”), then Beadell shall have qualified the distribution of the Issued Beadell Shares in the Province of British Columbia and such other Provinces of Canada as may be necessary by prospectus or has otherwise taken steps so that the Majority Seller may sell the Issued Beadell Shares on, from and after the Escrow Release Date without material restriction in Canada.  Where appropriate, the Majority Seller shall co-operate with Beadell in making application for and obtaining the Exemption Order, provided that any third party costs, expenses or disbursements incurred by the Majority Seller in so co-operating shall be promptly paid or reimbursed by Beadell to a maximum of $10,000.

[This information above has been redacted by New Gold as its disclosure may be prejudicial to New Gold]

(b) In addition to Section 8.3 (a), and subject to the terms and conditions of this Agreement, each party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions set out in Article 3 to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated by this Agreement, and (b) for the discharge by each party of its respective obligations under this Agreement, in each case including the execution and delivery of such documents as any other party hereto may require, acting reasonably.  Each of the parties, where appropriate, shall co-operate with the other parties in taking such actions.

8.4	Notification of Certain Matters.

Each party shall give prompt notice to the others of (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, and (b) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

8.5	Access.

(a) The Majority Seller shall cause MPBA and the MPBA Subsidiaries to provide the Purchasers and Beadell and their respective agents, at the sole risk and expense of the Purchasers and Beadell, upon reasonable notice, with access during normal business hours to all books, records, information and files in its possession and control and access to its personnel, and subject at all times to the workplace rules and supervision of MPBA, and provided any rights of access do not interfere with any work conducted on the properties, reasonable access (including subsurface investigations) to its assets and properties, in order to allow the Purchasers and Beadell to continue to conduct such investigations as it may consider necessary or advisable to confirm the accuracy of the Majority Seller’s representations and warranties, and further agrees to assist the Purchasers and Beadell in all reasonable ways in any due diligence investigations and inquiries in respect of strategic and transition planning which the Purchasers and Beadell may wish to conduct.

(b) At the request of the Purchasers and Beadell, the Majority Seller shall cause MPBA to use reasonable commercial efforts to arrange any such meetings as the Purchasers and Beadell may request, acting reasonably, with senior management of MPBA and the auditors or accountants engaged, or previously engaged, to provide services to MPBA and the MPBA

Subsidiaries who have knowledge of matters relating to MPBA, the MPBA Subsidiaries and their respective activities.  The Majority Seller shall use reasonable commercial efforts to cause the auditors and accountants referred to in the preceding sentence to make available to the Purchasers and Beadell all working papers pertaining to MPBA and the MPBA Subsidiaries that are within their possession or control.

8.6	Public Statements.

Subject to applicable Laws and stock exchange rules, each party shall consult with the other prior to issuing any press release or otherwise making any public statement with respect to this Agreement and, to the extent practicable, shall provide the other parties with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof.

8.7	Confidentiality.

(a) None of the parties shall disclose to any third party any Confidential Information relating to MPBA or any MPBA Subsidiary (in the case of disclosures by Beadell or the Purchasers) or Beadell or the Purchaser (in the case of disclosures by any Seller) or the transactions contemplated by this Agreement, except to their respective boards of directors, affiliates, senior management, or legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with the transactions contemplated by this Agreement and counsel to such institution, or as may be required by any applicable Law or any Governmental Body having jurisdiction, and then only after the party whose information is to be disclosed shall have been given an opportunity, if so advised, to seek a protective order.

(b) Each of the Majority Seller and the Purchasers and Beadell shall ensure that the persons referred to in Section 8.7(a) are aware of the prohibitions in this Section 8.7 and each of the Majority Seller and the Purchasers and Beadell shall be responsible for any breach of this Section 8.7 by such persons.

(c) If there are any conflicts or inconsistencies between this Section 8.7 and the terms of the Confidentiality Agreement, then the terms of the Confidentiality Agreement shall take precedence and prevail.

8.8	Post-Closing Taxes.

The Purchasers and Beadell shall cause MPBA and each MPBA Subsidiary to prepare and file all Tax Returns of MPBA and each MPBA Subsidiary required to be filed after the Closing Time, including the Tax return for the period ending at the Closing Time.

8.9	Insurance.

The Purchasers and Beadell acknowledge and agree that:

(a)	certain insurance policies maintained by MPBA and each MPBA Subsidiary as of the date hereof are reinsured under a blanket reinsurance policy maintained by affiliates of the Majority Seller and will be terminated as a result of the purchase and sale of the Majority Seller Quotas and the Minority Seller Quotas, and that as a result, the Purchasers and Beadell shall be responsible for arranging for new insurance to replace such terminated insurance policies from and after the Closing Date; and

(b)
the insurance policies maintained directly by MPBA and each MPBA Subsidiary shall continue in full force and effect, subject to obtaining the consent of the insurers providing such policies to continue providing such policies to MPBA from and after the Closing Date,  which consent may be subject to a  reassessment of such policies and/or an assessment of Beadell and its existing operations, and which consent shall not constitute a condition of Closing.

In the event that any consent required under Section 8.9(b) is not obtained for any reason whatsoever, the insurance policies maintained directly by MPBA and each MPBA Subsidiary and for which such consent was not obtained shall terminate on and as of the Closing Date and the Purchasers and/or Beadell shall be responsible for arranging for new insurance to replace such terminated insurance policies from and after the Closing Date.  The Majority Seller shall cause MPBA and each MPBA Subsidiary or their insurance brokers, promptly after the execution of this Agreement, to make application for, and use its reasonable commercial efforts to obtain, the consent of each insurer providing the insurance policies under Section 8.9(b), and Beadell and the Purchasers shall co-operate with and assist MPBA, each MPBA Subsidiary and their brokers in obtaining such consents, including providing any information pertaining to Beadell and the Purchasers as the insurers may reasonably require.

8.10	Post-Closing Access.

After the Closing, upon reasonable notice, the Purchasers and Beadell shall give, or cause to be given, to the representatives, employees, counsel and accountants of the Sellers, access, during normal business hours, to the books and records which relate to MPBA, each MPBA Subsidiary and the Business and which relate to periods prior to the Closing, and shall permit such persons to examine and copy such books and records to the extent reasonably requested by the Sellers in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes in respect of periods up to and including the Closing Date.  The Sellers, the Purchasers and Beadell shall co-operate, and Beadell and the Purchasers shall cause MPBA and each MPBA Subsidiary to co-operate, with each other in the conduct of any tax audit or similar proceedings involving or otherwise relating to any of MPBA, each MPBA Subsidiary, the Majority Seller Quotas, the Minority Seller Quotas or the Business (or the income therefrom or assets thereof) in respect of periods up to and including the Closing Date.  The Purchasers and Beadell shall, for a period of at least seven years from the Closing Date, retain, at their sole expense, all such books and records, and shall notify the Majority Seller before disposing of any such books and records.

8.11	Final Approval of the ASX.

Promptly after the Closing, Beadell shall make, or cause to be made, all filings, and shall pay all fees, required to be given or made to the ASX in order to obtain official quotation of the Issued Beadell Shares on the ASX.  Beadell shall promptly advise the Majority Seller if approval of the ASX for official quotation of the Issued Beadell Shares is not granted for any reason whatsoever.

8.12	Continued Listing on the Official List.

Beadell shall, for a period of at least two years after Closing, use its all commercially reasonable efforts to remain listed on the Official List and not in default of any requirement under and in respect of Australian Securities Laws or the ASX Listing Rules.

8.13	Filing of Articles of Amendment.

The Purchasers shall be responsible for filing and registering the Articles of Amendment with the State of Amapá Registry of Companies, and the Majority Seller shall co-operate with the Purchasers with respect to such filing and registration.

ARTICLE 9
INDEMNIFICATION

9.1	General Indemnity of the Majority Seller.

The Majority Seller shall indemnify the Purchasers and Beadell and hold them harmless from and against all Losses suffered or incurred by Beadell or the Purchasers as a result of, or arising directly or indirectly out of, or in connection with:

(a)
any misrepresentation or inaccuracy of any representation or warranty of the Majority Seller or New Gold contained in this Agreement or in any agreement, certificate or other document delivered pursuant to this Agreement; and

(b)
any breach or non-performance by any Seller or New Gold of any covenant or obligation to be performed by such Seller or New Gold which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant to this Agreement (other than the obligations of New Gold under Section 10.2, for which Section 10.2(b) shall apply);

provided that the Majority Seller shall not be required to indemnify or hold harmless the Purchasers and Beadell in respect of any misrepresentation or inaccuracy of any representation or warranty unless the Purchasers and Beadell shall have provided notice to the Majority Seller on or prior to the expiration of the applicable survival period related to such representation and warranty.

9.2	General Indemnity of the Purchaser and Beadell.

The Purchasers and Beadell shall, jointly and severally, indemnify the Sellers and hold them harmless from and against all Losses suffered or incurred by the Sellers as a result of, or arising directly or indirectly out of, or in connection with:

(a)
any misrepresentation or inaccuracy of any representation or warranty of the Purchasers or Beadell contained in this Agreement or in any agreement, certificate or other document delivered pursuant to this Agreement; and

(b)
any breach or non-performance by the Purchasers or Beadell of any covenant or obligation to be performed by either of them which is contained in this Agreement or in any agreement, certificate or other document delivered pursuant to this Agreement (other than the obligations of Beadell under Section 10.1, for which Section 10.1(b) shall apply);

provided that the Purchasers and Beadell shall not be required to indemnify or hold harmless the Sellers in respect of any misrepresentation or inaccuracy of any representation or warranty unless the Majority Seller shall have provided notice to the Purchasers and Beadell on or prior to the expiration of the applicable survival period related to such representation and warranty.

9.3	Notice of Claim.

(a) In the event that a party having the benefit of an indemnity under Sections 9.1 or 9.2 (“Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which any party granting the indemnity to the relevant Indemnified Party under Sections 9.1 or 9.2 (“Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Article 9, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a third party (a “Third Party”) against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.

(b) If through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time for it to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

9.4	Direct Claims.

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as is considered necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim (excluding the

Indemnified Party’s legal advice), together with all such other information as the Indemnifying Party may request, acting reasonably.  If both parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

9.5	Third Party Claims.

With respect to any Third Party Claim in respect of which the Indemnifying Party is obligated to indemnify the Indemnified Party, the following additional provisions shall apply.

(a) The Indemnifying Party shall, at its own expense, assume control of the negotiation, settlement or defence of any Third Party Claim and reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses (including all legal and other professional fees and disbursements) at the time the Indemnifying Party assumes such control and for all of the Indemnified Party’s out-of-pocket expenses (including all legal and other professional fees and disbursements) incurred thereafter on the last Business Day of each calendar month.  The Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(b) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any Third Party with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnifying Party shall be obligated to make such payment or post security therefor on behalf of the Indemnified Party.  If the Indemnifying Party fails to do so, the Indemnified Party may make such payment or post such security therefor and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment or cause the security to be replaced and released.  If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party.

(c) If any Third Party Claim gives rise to the requirement by the Indemnified Party to make any payment (other than a payment required to be made pursuant to Section 9.5(b)) to any Third Party with respect to such Third Party Claim, the Indemnifying Party shall be obligated to make such payment to such Third Party on behalf of the Indemnified Party.  Any payment required to be made pursuant to the immediately preceding sentence shall be made by the Indemnifying Party by the earlier of (i) the date that is ten Business Days after the date on which the Indemnified Party became obligated to make such payment, and (ii) the date specified in any applicable court or arbitral order, decision or judgment issued in connection with such Third Party Claim.  If the Indemnifying Party fails to make any such payment, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment.

(d) If the Indemnifying Party fails to assume control of the negotiation, settlement or defence of any Third Party Claim within a reasonable time or defaults in respect of any of its obligations under this Section 9.5 with respect thereto, the Indemnified Party shall (i) in the case of the defence of a Third Party Claim, be entitled to assume control of such defence and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim, and (ii) in the case of the negotiation or settlement of a Third Party Claim, be entitled to settle and pay the Third Party Claim on 14 days’ prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e) The Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.  The Indemnifying Party shall not conduct any legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party or its counsel, acting reasonably, have a Material Adverse Effect or be material and adverse to the business, affairs, properties, assets, liabilities (absolute, accrued or contingent) or condition (financial or otherwise) of the Purchasers and Beadell.

(f) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Third Party Claim with his counterpart and with counsel at all reasonable times.

(g) Each Indemnified Party reserves the right to request the inclusion of each Indemnifying Party as a defendant in any Third Party Claim pursuant to Article 70, III of the Brazilian Code of Civil Procedure.

9.6	General Liability Limits.

Notwithstanding anything to the contrary set forth in this Article 9, each Indemnifying Party’s obligation to indemnify, defend and hold an Indemnified Party harmless under this Article 9 shall be limited as follows:

(a)
for the purposes of computing the aggregate amount of Losses incurred by the Indemnified Party, the amount of the Losses in respect of a Claim shall be deemed to be an amount equal to, and any indemnity payments by the

Indemnifying Party shall be limited to, the amount of Losses that remain after deducting therefrom (i) any third party insurance and any indemnity, contributions or other similar payment payable by any third party with respect thereto, and (ii) any net tax benefit recognized (by reason of a tax deduction, basis adjustment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party or any affiliate thereof with respect to the Losses or items giving rise to such claim for indemnification;

(b)
the amount of an Indemnity Payment shall be reduced to the extent appropriate to reflect the relative contribution to such Loss, if any, caused by actions taken by the Indemnified Party or any affiliate thereof after the Closing; and

(c)
in any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Indemnifying Party has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered except to the extent that such amount has already been deducted in calculating the Indemnity Payment pursuant to Section 9.5(a) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter, and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

9.7	Majority Seller’s Liability Limits.

Notwithstanding anything to the contrary set forth in this Article 9, the Majority Seller’s obligation to indemnify, defend and hold the Purchasers and Beadell (the “Purchaser Indemnified Parties”) harmless shall be limited as follows:

(a)
no claims for indemnification may be made and no indemnity payment shall be payable unless and until, after taking into account the limitations imposed by Section 9.6, the Purchaser Indemnified Parties shall have suffered indemnifiable Losses in excess of an amount equal to $2,000,000 in the aggregate, in which case the Purchaser Indemnified Parties shall be entitled to recover all such Losses;

(b)	in no event shall the aggregate Losses required to be paid by the Majority Seller to the Purchaser Indemnified Parties hereunder exceed $15,000,000; and

[The information in (a) and (b) has been redacted by the parties as its disclosure may be prejudicial]

(c)
if any Applicable Law would give any of the Purchaser Indemnified Parties the right, notwithstanding the express terms of Sections 9.1 and 4.6 to the contrary, to make a Claim in respect of a breach of a representation or warranty made or given by the Majority Seller or New Gold in this Agreement or in any agreement, certificate or other document delivered pursuant to this Agreement after expiry of the survival period set forth in Section 4.6 with respect to such representation and warranty, the parties agree that the aggregate Losses suffered or incurred by all Purchaser Indemnified Parties as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00.

Notwithstanding the foregoing, the preceding limitations shall not apply to any indemnification required to be made by New Gold under Section 10.2(b).

9.8	The Purchasers’ and Beadell’s Liability Limits

Notwithstanding anything to the contrary set forth in this Article 9, but subject to the last sentence of this Section 9.8, the Purchasers’ and Beadell’s obligation to indemnify, defend and hold the Sellers harmless shall be limited as follows:

(a)
no claims for indemnification may be made and no indemnity payment shall be payable unless and until, after taking into account the limitations imposed by Section 9.6, the Sellers shall have suffered indemnifiable Losses in excess of an amount equal to $2,000,000 in the aggregate, in which case the Purchaser Indemnified Parties shall be entitled to recover all such Losses;

(b)	in no event shall the aggregate Losses required to be paid by the Purchasers and Beadell to the Sellers hereunder exceed $4,000,000; and

[The information in (a) and (b) has been redacted by the parties as its disclosure may be prejudicial]

(c)
if any Applicable Law would give Sellers the right, notwithstanding the express terms of Sections 9.2 and 5.3 to the contrary, to make a Claim in respect of a breach of a representation or warranty made or given by the Purchasers and Beadell in this Agreement or in any agreement, certificate or other document delivered pursuant to this Agreement after expiry of the survival period set forth in Section 5.3 with respect to such representation and warranty, the parties agree that the aggregate Losses suffered or incurred by Sellers as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00.

Notwithstanding the foregoing, the preceding limitations shall not apply to any indemnification required to be made by Beadell under Section 10.1(b).

9.9	Reasonable Steps to Mitigate.

Each Indemnified Party will take all reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third persons and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party.  The Indemnified Party’s reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due under this Article 9, and the Indemnifying Party shall reimburse the Indemnified Party for the Indemnified Party’s reasonable expenditures in undertaking the mitigation of such Losses.

9.10	Exclusivity.

The provisions of this Article 9 shall apply to any Claim (other than a claim for specific performance or injunctive relief) for breach of any covenant, representation, warranty or other provision of this Agreement (other than the covenants in Article 10) or any agreement, certificate or other document delivered pursuant to this Agreement with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 9.  Except as set forth in the previous sentence, the rights of indemnity set forth in this Article 9 are the respective Indemnified Party’s sole and exclusive remedies for any Loss for which indemnity may be claimed by the Indemnified Party under this Article 9, and are expressly in lieu of all other remedies, including any independent common law or statutory rights or remedies which the Indemnified Party may have at any time, now or in the future.

ARTICLE 10
GUARANTEE

10.1	Beadell Guarantee.

(a) Beadell hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Purchasers pursuant to this Agreement (the “Beadell Guaranteed Obligations”) and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by the Purchasers. The foregoing agreement of Beadell is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge Beadell or surety in whole or in part.

(b) Beadell shall indemnify and save the Sellers and their respective directors, officers, employees and affiliates harmless from and against any and all Losses suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of Beadell to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by the Purchasers pursuant to this Agreement.

(c) Subject to the provisions of Section 10.1(d), Beadell shall not transfer or assign all or any part of its obligations set forth in this Section 10.1without the prior written consent of the Majority Seller.

(d) Beadell shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity agrees to assume in favour of the Sellers all the obligations of Beadell under this Agreement or as a matter of law assumes in favour of the Sellers all of the obligations of Beadell under this Agreement.

(e) The provisions of this Section 10.1 shall survive the Closing with respect to all of the terms, covenants, conditions and provisions to be observed or performed by the Purchasers pursuant to this Agreement.

(f) The obligations of Beadell under this Section 10.1 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Beadell hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Beadell Guaranteed Obligation;

(ii)	any modification or amendment of or supplement to the Beadell Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any Beadell Guaranteed Obligations;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting the Purchasers or any other person or their property;

(v)	any change in the ownership of, or control of, the Sellers;

(vi)	the existence of any claim, set-off or other rights which Beadell may have at any time against the Purchasers, the Sellers or any other person;

(vii)
any invalidity, illegality or unenforceability relating to or against the Purchasers or any provision of applicable Law purporting to prohibit the payment by the Purchasers of any amount or performance of any obligation in respect of the Beadell Guaranteed Obligations;

(viii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of the Sellers to payment or performance of the Beadell Guaranteed Obligations;

(ix)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Beadell Guaranteed Obligations;

(x)
any defence arising by reason of any failure of the Sellers to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Beadell Guaranteed Obligations or the existence, creation or incurring of new or additional Beadell Guaranteed Obligations;

(xi)
any defence arising by reason of any failure of the Sellers to proceed against the Purchasers or any other person, to proceed against, apply or exhaust any security held from the Purchasers or any other person for the Beadell Guaranteed Obligations, to proceed against, apply or exhaust any security held from Beadell or any other person for the Beadell Guaranteed Obligations or to pursue any other remedy in the power of the Sellers whatsoever;

(xii)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xiii)
any defence arising by reason of any incapacity, lack of authority, or other defence of the Purchasers or any other person, or by reason of any limitation, postponement, prohibition on the Sellers’ right to payment or performance of any Beadell Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of the Purchasers or any other person in respect of any Beadell Guaranteed Obligations, or by reason of any act or omission of the Sellers or others which directly or indirectly results in the discharge or release of the Purchasers or any other person or all or any part of the Beadell Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiv)
any defence arising by reason of any failure by the Sellers to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of the Purchasers or any other person, or by reason of any interest of the Sellers in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Sellers of any right to recourse or collateral;

(xv)	any defence arising by reason of the failure of the Sellers to marshal any property;

(xvi)
any defence based upon any failure of the Sellers to give to the Purchasers or Beadell notice of any sale or other disposition of any property securing any Beadell Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Sellers to comply with any applicable Law in enforcing any security interest in or lien upon any such property, including any failure by the Sellers to dispose of any such property in a commercially reasonable manner;

(xvii)	any dealing whatsoever with the Purchasers or any other person or any security, whether negligently or not, or any failure to do so;

(xviii)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt,

liquidation or dissolution proceeding commenced by or against the Purchasers or any other person, including any discharge of, or bar against collecting, any Beadell Guaranteed Obligations, in or as a result of any such proceeding; or

(xix)
any other act or omission to act or delay of any kind by the Purchasers, the Sellers, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of Beadell hereunder (other than the payment or performance in full of all of the Beadell Guaranteed Obligations). The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by the Sellers is to destroy or diminish any subrogation rights of Beadell or any rights of Beadell to proceed against the Purchasers for reimbursement or to recover any contribution from any other person or any other right or remedy of Beadell.

(g) The Sellers shall not be bound to exhaust its recourse against the Purchasers or any other persons or to realize on any securities it may hold in respect of the Beadell Guaranteed Obligations before being entitled to payment or performance from Beadell under this Section 10.1 and Beadell hereby renounces all benefits of discussion and division.

10.2	New Gold Guarantee.

(a) New Gold hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Sellers pursuant to this Agreement (the “New Gold Guaranteed Obligations”) and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by the Sellers. The foregoing agreement of New Gold is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge New Gold or surety in whole or in part.

(b) New Gold shall indemnify and save Beadell and the Purchasers and their respective directors, officers, employees and affiliates harmless from and against any and all Losses suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of New Gold to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by the Sellers pursuant to this Agreement.

(c) Subject to the provisions of Section 10.1(d), New Gold shall not transfer or assign all or any part of its obligations set forth in this Section 10.1 without the prior written consent of the Majority Purchaser.

(d) New Gold shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity agrees to assume in favour of Beadell and the Purchasers all the obligations of New Gold under this Agreement or as a matter of law assumes in favour of Beadell and the Purchasers all of the obligations of New Gold under this Agreement.

(e) The provisions of this Section 10.2 shall survive the Closing with respect to all of the terms, covenants, conditions and provisions to be observed or performed by the Sellers pursuant to this Agreement.

(f) The obligations of New Gold under this Section 10.2 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and New Gold hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any New Gold Guaranteed Obligation;

(ii)	any modification or amendment of or supplement to the New Gold Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any New Gold Guaranteed Obligations;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting the Sellers or any other person or their property;

(v)	any change in the ownership of, or control of, Beadell or the Purchasers;

(vi)	the existence of any claim, set-off or other rights which New Gold may have at any time against Beadell, the Purchasers, the Sellers or any other person;

(vii)
any invalidity, illegality or unenforceability relating to or against the Sellers or any provision of applicable Law purporting to prohibit the payment by the Sellers of any amount or performance of any obligation in respect of the New Gold Guaranteed Obligations;

(viii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of Beadell or the Purchasers to payment or performance of the New Gold Guaranteed Obligations;

(ix)	any release, substitution or addition of any co-signer, endorser or other guarantor of the New Gold Guaranteed Obligations;

(x)
any defence arising by reason of any failure of Beadell or the Purchasers to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any New Gold Guaranteed Obligations or the existence, creation or incurring of new or additional New Gold Guaranteed Obligations;

(xi)
any defence arising by reason of any failure of Beadell or the Purchasers  to proceed against the Sellers or any other person, to proceed against, apply or exhaust any security held from the Sellers or any other person for the New Gold Guaranteed Obligations, to proceed against, apply or exhaust any security held from New Gold or any other person for the New Gold Guaranteed Obligations or to pursue any other remedy in the power of Beadell or the Purchasers whatsoever;

(xii)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xiii)
any defence arising by reason of any incapacity, lack of authority, or other defence of the Sellers or any other person, or by reason of any limitation, postponement, prohibition on Beadell’s or the Purchasers’ right to payment or performance of any New Gold Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of the Sellers or any other person in respect of any New Gold Guaranteed Obligations, or by reason of any act or omission of Beadell, the Purchasers or others which directly or indirectly results in the discharge or release of the Sellers or any other person or all or any part of the New Gold Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiv)
any defence arising by reason of any failure by Beadell or the Purchasers to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of the Sellers or any other person, or by reason of any interest of Beadell or the Purchasers in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Beadell or the Purchasers of any right to recourse or collateral;

(xv)	any defence arising by reason of the failure of Beadell or the Purchasers to marshal any property;

(xvi)	any defence based upon any failure of Beadell or the Purchasers to give to the Sellers notice of any sale or other disposition of any property securing any New Gold Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Beadell or the Purchasers to comply with any applicable Law in enforcing any security interest in or lien upon any such property, including any failure by Beadell or the Purchasers to dispose of any such property in a commercially reasonable manner;

(xvii)	any dealing whatsoever with the Sellers or any other person or any security, whether negligently or not, or any failure to do so;

(xviii)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Sellers or any other person, including any discharge of, or bar against collecting, any New Gold Guaranteed Obligations, in or as a result of any such proceeding; or;

(xix)
any other act or omission to act or delay of any kind by the Sellers, the Purchasers, Beadell or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of New Gold hereunder (other than the payment or performance in full of all of the New Gold Guaranteed Obligations). The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Beadell or the Purchasers is to destroy or diminish any subrogation rights of New Gold or any rights of New Gold to proceed against the Sellers for reimbursement or to recover any contribution from any other person or any other right or remedy of New Gold.

(g) Beadell and the Purchasers shall not be bound to exhaust its recourse against the Sellers or any other persons or to realize on any securities it may hold in respect of the New Gold Guaranteed Obligations before being entitled to payment or performance from New Gold under this Section 10.2 and New Gold hereby renounces all benefits of discussion and division.

(h) Notwithstanding anything to the contrary contained in this Agreement, Beadell and the Purchasers acknowledge, confirm and agree that they shall have no recourse to any of the New Afton Project Assets in enforcing its rights under and in respect of this Section 10.2.

ARTICLE 11
MISCELLANEOUS

11.1	Qualification of Representations and Warranties.

Any representation or warranty made by a party as to the enforceability of any this Agreement against such party is subject to the following qualifications:

(a) specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and

(b) enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.

11.2	Commissions.

Each party represents and warrants to each other party that no other party shall be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, that party.

11.3	Notices.

(a) Any notice, consent, waiver, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, by registered mail or courier service or transmitted by facsimile or by e-mail addressed as follows:

(i)	if to any Seller or New Gold:

c/o New Gold Inc. 666 Burrard Street, Suite 3110 Vancouver, British Columbia V6C 2X8

	Attention:	Robert Gallagher
	Fax No.:	(604) 696-4110
	E-mail:	robert.gallagher@newgold.com

with a copy to:

Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, ON M5H 3C2

	Attention:	Erik Goldsilver
	Fax No.:	(416) 640-3177
	E-mail:	egoldsilver@casselsbrock.com

(ii)	if to any Purchaser or Beadell:

Level 2, 16 Ord Street West Perth, Western Australia Australia 6005

Attention:	Greg Barrett
Fax No.:	+61 8 9481 3176
E-mail:	greg.barrett@beadellresources.com.au

with a copy to:

Level 2, 6 Kings Park Road West Perth WA 6005

Attention:	Eric Fethers
Fax No.:	+61 8 9216 0901
E-mail:	eric.fethers@middletons.com

(b) Any such notice, consent, waiver, direction or other communication, if delivered by facsimile or e-mail, shall be deemed to have been given at the time of receipt (if prior to 5:00 p.m. (local time) on a Business Day and, if not, the next following Business Day) and, if delivered by personal delivery, registered mail or courier service shall be deemed to have been given on the date on which it was delivered to the address provided herein (if prior to 5:00 p.m. (local time) on a Business Day and, if not, the next following Business Day).

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 11.3.

11.4	Expenses.

Subject to Section 8.3(a), each party shall pay all expenses it incurs in authorizing, preparing, negotiating, executing and performing this Agreement and the transactions contemplated hereunder, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives.

11.5	Enurement.

This Agreement shall enure to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns.  This Agreement may not be assigned by any party without the prior written consent of the other parties.  No assignment of benefits or arrangement for substituted performance by one party shall be of any effect against any other party except to the extent that other party has consented to it in writing.

11.6	No Third Party Beneficiaries.

Except as provided by Article 9, this Agreement is not intended to confer on any person other than the parties hereto any rights or remedies.

11.7	Contra Proferentum.

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared this Agreement or any earlier draft of the same.

11.8	Survival of Covenants and Indemnities.

The covenants and indemnities contained in this Agreement shall survive the Closing and continue in full force and effect without limitation of time.

11.9	Further Assurances.

Each party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement.

11.10	Counterparts.

This Agreement may be executed in any number of counterparts, by original or facsimile signature, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signature Page to Follow]

IN WITNESS WHEREOF this Agreement for the Purchase and Sale of Quotas has been executed by the parties on the date first written above.

BEADELL RESOURCES LIMITED		PEAK MINES LTD.
By: By:	“Peter Bowler”	By:	“Robert J. Gallagher”
	Name: Peter Bowler		Name: Robert J. Gallagher
	Title: Managing Director		Title: President and CEO
“Gregory Barrett”
Name: Gregory Barrett
Title: Company Secretary

BEADELL (BRAZIL) PTY LTD		0786244 B.C. LIMITED
By: By:	“Gregory Barrett”	By:	“Robert J. Gallagher”
	Name: Gregory Barrett		Name: Robert J. Gallagher
	Title: Director		Title: President and CEO
“Peter Bowler”
Name: Peter Bowler
Title: Managing Director

BEADELL (BRAZIL 2) PTY LTD		NEW GOLD INC.
By: By:	“Gregory Barrett”	By:	“Robert J. Gallagher”
	Name: Gregory Barrett		Name: Robert J. Gallagher
	Title: Director		Title: President and CEO
“Peter Bowler”
Name: Peter Bowler
Title: Managing Director

Schedule 1.1
Articles of Amendment

[This schedule has been omitted to protect confidential information]

Schedule 2.3
Assignment of Debt

ASSIGNMENT OF DEBT

TO:	BEADELL (BRAZIL) PTY LTD ACN 130 335 349 (the “Assignee”)

FROM:	NEW GOLD INC. (the “Assignor”)

WHEREAS:

(a)	Mineração Pedra Branca do Amapari Ltda. (the “Debtor”) is indebted to the Assignor in the principal amount of US$● (the “Debt”) and otherwise on the terms of:

(i)	a terms sheet dated 14 January 2009, a copy of which is annexed as Annexure A to this document;

(ii)	a terms sheet dated 6 October 2009, a copy of which is annexed as Annexure B to this document,

(“Term Sheets”);

(b)
the Assignee, the Assignor, Beadell Resources Limited, Beadell (Brazil 2) Pty Ltd (ACN 141 464 959) and 0786244 B.C. Limited entered into a purchase agreement dated January ●, 2010 (the “Purchase Agreement”); and

(c)
pursuant to the Purchase Agreement, the Assignor agreed to sell, assign and transfer to the Assignee, and the Assignee agreed to purchase and accept by way of assignment, the Debt and its rights and obligations under the Term Sheets, free and clear of all Encumbrances (as such term is defined in the Purchase Agreement);

NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration for the payment by the Assignee of US$● to the Assignor, the receipt of which is hereby acknowledged by the Assignor, the Assignor hereby absolutely and irrevocably sells, assigns and transfers to the Assignee the Debt and its rights and obligations under the Term Sheets effective as of the date hereof on the following terms and conditions:

1. The Assignor hereby represents and warrants to the Assignee that:

(a)	Neither the Debt nor the Term Sheets have been previously assigned by the Assignor; and

(b)	the Debt is owing and payable by the Debtor to the Assignor and otherwise governed by the terms of the Term Sheets and the Assignor is assigning the Debt free and clear of any Encumbrances.

2. The Assignee hereby irrevocably accepts and takes by assignment the Debt and the Term Sheets from the Assignor and acknowledges that the assignment and transfer of the Debt is without recourse to the Assignor or any of its Affiliates (as such term is defined in the

Purchase Agreement) or any of their respective directors, officers, employees, agents or representatives.

3. The Assignee hereby acknowledges and agrees to and in favour of the Assignor that the Assignor has not made any representations, warrantees, covenants, agreements, promises or statements, expressed or implied or by statute, as to any cause, matter or thing whatsoever with respect to or in any way connected with the Debt or the Term Sheets other than as contained herein and in the Purchase Agreement.

4. The Assignor hereby agrees, as the Assignee may reasonably request and at the Assignee’s expense, to make, do and execute or cause to be made done or executed, all such further assurances, acts, assignments, transfers, deeds and other documents as are necessary or appropriate in order to effectively assign the Debt and the Term Sheets and otherwise carry out the transaction contemplated by this instrument.

5. This instrument enures to the benefit of and binds the parties’ respective successors and permitted assigns.

6. This instrument shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province sitting in the City of Vancouver and all courts competent to hear appeals therefrom.

7. This instrument may be signed in any number of counterparts, each of which is an original, and all of which taken together constitute one single document. Counterparts may be transmitted by fax or in electronically scanned form.

8. The invalidity or unenforceability of any particular provision of this instrument will not affect or limit the validity or enforceability of the remaining provisions.

[remainder of this page intentionally left blank]

[signature page to Assignment of Debt]

DATED as of the ● day of ●, 2010.

NEW GOLD INC

By:
Name:
Title:

BEADELL (BRAZIL) PTY LTD ACN 130 335 349

By:
Name:
Title:

DEBTOR ACKNOWLEDGEMENT AND CONSENT

The undersigned hereby acknowledges notice of the assignment of the Debt and the Assignor’s rights and obligations under the Term Sheets by the Assignor in favour of the Assignee, irrevocably consents to such assignment and agrees that it will make all payments in respect of the Debt from and comply with its obligations under the Term Sheets after the date hereof to, or in favour of, the Assignee.

DATED as of the ● day of ●, 2010.

MINERAÇÃO PEDRA BRANCA DO AMAPAR LTDA.

By:
Name:
Title:

ANNEXURE A

A terms sheet dated 14 January 2009

ANNEXURE B

A terms sheet dated 6 October 2009

Schedule 2.4
Voluntary Escrow Deed

Voluntary Escrow Deed

 The Shareholder specified in the Schedule

and

Beadell Resources Limited
ACN 125 222 291

Middletons
 Perth office
Ref: 20090357

Table of Contents

1.	Definitions and Interpretation	3
1.1.	Definitions	3
1.2.	Interpretation	4
2.	Escrow restrictions	4
2.1.	Escrow Period	4
2.2.	Escrow restrictions	4
2.3.	Holding Lock	4
2.4.	Release from Escrow Restrictions	5
3.	Consequences of breaching this deed	5
4.	Representations and Warranties	6
4.1.	Mutual representations and warranties	6
4.2.	Shareholder’s representations and warranties	6
4.3.	Reliance on representations and warranties	6
5.	General	6
5.1.	Notices	6
5.2.	Amendments	7
5.3.	Assignment	7
5.4.	Counterparts	7
5.5.	Governing law	7
5.6.	Jurisdiction	7
5.7.	Invalidity	8
5.8.	Waivers	8
5.9.	Cumulative rights	8
5.10.	Further assurances	8
5.11.	Costs	8
5.12.	Specific performance	8
5.13.	Entire agreement	9
5.14.	Third party rights	9
Schedule		10

Voluntary Escrow Deed

Date                                                   2010

Parties

1.	The person listed as the Shareholder in the Schedule (the Shareholder)

2.	Beadell Resources Ltd ACN 125 222 291 of 2nd floor, 16 Ord Street, West Perth, Western Australia, Australia (Company)

Recitals

A.	The Company has agreed to issue the Shareholder with Issued Beadell Shares in accordance with the Share Sale Agreement.

B.	In accordance with the requirements of the Share Sale Agreement, the Shareholder has agreed to voluntarily escrow the Restricted Securities on the terms set out in this deed.

The parties agree:

1.	Definitions and Interpretation

1.1.	Definitions

The following definitions apply in this deed:

ASX means ASX Limited ACN 008 624 691.

Closing Date has the meaning given by the Share Sale Agreement.

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time.

Dispose means to dispose, sell, transfer, assign, create a trust or alienate the right to exercise a voting right, agree to dispose, directly or through another person by any means including by granting or exercising an option, using an asset as collateral, decreasing an economic interest or disposing of part of an asset.

Encumbrance means:

(a)
a mortgage, charge, hypothecation, assignment by way of security, pledge, lien, title retention arrangement set-off arrangement, flawed asset arrangement or other arrangement having the same or equivalent commercial effect as a grant of security; or

(b)	any agreement to create or give rise to any interest, right or arrangement of the type referred to in paragraph (a) above.

Escrow Period means the period set out in clause 2.1.

Holding Lock in relation to the Restricted Securities has the meaning given to that term in the Listing Rules.

Listing Rules means the official listing rules of the ASX (as amended from time to time).

Proper ASTC Transfer has the meaning given to that term in the Corporations Regulations 2001 (Cth).

Relevant Interest has the meaning given in the Corporations Act.

Restricted Securities means the Shares described as such in the Schedule.

Issued Beadell Shares has the meaning given by the Share Sale Agreement.

Shares means fully paid ordinary shares in the capital of the Company.

Share Sale Agreement means the Share Sale Agreement between the Company, Beadell (Brazil) Pty Ltd, Beadell (Brazil 2) Pty Ltd, New Gold Inc, Peak Mines Ltd. and 0786244 B.C. Limited dated [ ].

1.2.	Interpretation

Unless otherwise provided, this deed is to be interpreted in accordance with the provisions of clause 1.2 of the Share Sale Agreement.

2.	Escrow restrictions

2.1.	Escrow Period

The Escrow Period applicable to the Restricted Securities is the period commencing on the Completion Date and ending 12 months after the Completion Date.

2.2.	Escrow restrictions

Other than as permitted by clause 2.4 below, during the Escrow Period the Shareholder will not do any of the following:

(a)	Dispose of the Restricted Securities;

(b)	create, or agree or offer to create, any Encumbrance in the Restricted Securities;

(c)	do, or omit to do, any act if the act or omission would have the effect of transferring effective ownership or control of the Restricted Securities; or

(d)	participate in a return of capital made by the Company,

unless the Company gives its prior written consent (which the Company may withhold in its sole discretion).

2.3.	Holding Lock

The Shareholder agrees to the application of a Holding Lock to the Restricted Securities on CHESS or any other register to prevent a Proper ASTC Transfer of the Restricted Securities for the Escrow Period.  The Holding Lock may not be removed without the express written consent of the Company.

2.4.	Release from Escrow Restrictions

The restrictions in clause 2.2 will not apply and the Holding Lock in clause 2.3 will be removed:

(a)
to permit the Shareholder to accept an offer under a takeover bid or to enable the Restricted Securities to be transferred or cancelled as part of a merger by way of a scheme of arrangement, provided the following conditions are met:

(i)	in the case of a takeover bid:

(A)	the offers are for all of the ordinary securities on issue in the capital of the Company;

(B)	the bidder has acquired a Relevant Interest in more than 50% of the Shares then in issue; and

(C)
in the case of an off-market bid, if the offer is conditional, the Shareholder agrees that the Holding Lock will continue to apply to each Share that is not bought by the bidder under the off-market bid;

(ii)
in the case of a merger by way of scheme of arrangement, immediately if the shareholders of the Company approve a proposal for a scheme of arrangement which, when implemented, will result in a person having a Relevant Interest in more than 50% of the shares in issue, or where a court approves such a scheme of arrangement;

(b)	immediately if the Court orders under section 233, 459A, 459B or 461 that the Company be wound up;

(c)	immediately if the Company resolves by special resolution that it be wound up voluntarily;

(d)	immediately if the Company sells its main undertaking;

(e)	immediately if the Company delists from the ASX or makes an announcement that it proposes to delist from ASX; or

(f)	pursuant to an order of court of Australia or Western Australia.

3.	Consequences of breaching this deed

If a Shareholder breaches this deed, each of the following applies:

(a)	the Company may take any steps it considers necessary to enforce the deed, or to rectify the breach; and

(b)
the Company may refuse to acknowledge, deal with, accept or register any sale, assignment, transfer or conversion of any of the Restricted Securities.  This is in addition to other rights and remedies of the Company.

4.	Representations and Warranties

4.1.	Mutual representations and warranties

The Company and the Shareholder each respectively represent and warrant that:

(a)	(power) it has power to enter into and comply with all of the terms and conditions of this deed applicable to it;

(b)	(authority) all necessary actions and authorisations to permit it to enter into this deed and to observe all of its terms have been taken and obtained and have not since been rescinded or varied; and

(c)	(deed effective) this deed constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms.

4.2.	Shareholder’s representations and warranties

The Shareholder represents and warrants to the Company that upon being issued with any Restricted Securities, it will be the legal holder and beneficial owner of the relevant Restricted Securities throughout the Escrow Period applicable to that tranche of Consideration Shares.

4.3.	Reliance on representations and warranties

The Shareholder acknowledges that the Company has issued the Restricted Securities and executed this deed in reliance on the representations and warranties that are made in this clause.

5.	General

5.1.	Notices

Any notice or other communication to or by a party under this deed:

(a)	may be given by personal service, post or facsimile;

(b)	must be in writing, legible and in English addressed (depending on the manner in which it is given) as shown below:

(i)	if to the Shareholder, to the address for the Shareholder specified in the Schedule;

(ii)	if to the Company:

	Attention:	Company Secretary

	Address:	2nd Floor, 16 Ord Street West Perth 6005 Western Australia

	Facsimile:	+61 8 9481 3176

or to any other address last notified by the party to the sender by notice given in accordance with this clause;

(c)	in the case of a corporation, must be signed by an officer or authorised representative of the sender or in accordance with section 127 of the Corporations Act; and

(d)	is deemed to be given by the sender and received by the addressee:

(i)	if delivered in person, when delivered to the addressee;

(ii)	if posted, 2 Business Days (or 4 Business Days, if addressed outside Australia) after the date of posting to the addressee whether delivered or not; or

(iii)
if sent by facsimile transmission, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause, but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time), it is deemed to have been received at 9.00 am on the next Business Day.

5.2.	Amendments

This deed may only be varied by a document signed by or on behalf of each of the parties.

5.3.	Assignment

This deed may only be varied by a document signed by or on behalf of each of the parties.

5.4.	Counterparts

(a)	This deed may be executed in any number of counterparts and by the parties on separate counterparts.

(b)	A facsimile of an executed copy will be taken to be a counterpart of this deed.

(c)	Each counterpart constitutes an original of this deed, all of which together constitute one deed.

5.5.	Governing law

This deed will be governed by and construed in accordance with the laws of Western Australia.

5.6.	Jurisdiction

(a)
Each party to this deed irrevocably submits to and accepts generally and unconditionally the non-exclusive jurisdiction of the courts of Western Australia with respect to any legal action or proceedings which may be brought at any time relating in any way to this deed.

(b)
Each party to this deed irrevocably waives any objection it may now or in the future have to the venue of any action or proceedings and any claim it may now or in the future have that any action or proceeding has been brought in an inconvenient forum.

5.7.	Invalidity

(a)	If a provision of this deed or a right or remedy of a party under this deed is invalid or unenforceable in a particular jurisdiction:

(i)	it is read down or severed in that jurisdiction only to the extent of the invalidity or unenforceability; and

(ii)	it does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions in any jurisdiction.

(b)	This clause is not limited by any other provision of this deed in relation to severability, prohibition or enforceability.

5.8.	Waivers

(a)	A waiver of a provision of this deed or a right or remedy arising under this deed, including this clause, must be in writing and signed by the party granting the waiver.

(b)	A single or partial exercise of a right does not preclude a further exercise of that right or the exercise of another right.

(c)	Failure by a party to exercise a right or delay in exercising that right does not prevent its exercise or operate as a waiver.

(d)	A waiver is only effective in the specific instance and for the specific purpose for which it is given.

5.9.	Cumulative rights

The rights and remedies of a party under this deed do not exclude any other right or remedy provided by law.

5.10.	Further assurances

Each party must do all things necessary to give full effect to this deed and the transactions contemplated by this deed.

5.11.	Costs

Each party must pay its own legal costs of and incidental to the preparation and completion of this deed.

5.12.	Specific performance

The Shareholder acknowledges that monetary damages alone would not be adequate compensation to the Company for the Shareholder's breach of its obligations under this deed and that specific performance of those obligations is an appropriate remedy.

5.13.	Entire agreement

This deed and the other agreements between the parties supersedes all previous agreements about its subject matter and embodies the entire agreement between the parties.

5.14.	Third party rights

Only the Shareholder and the Company have or are intended to have a right or remedy under this deed or obtain a benefit under it.

Schedule

1.	Shareholder

Peak Mines Ltd. (a corporation existing under the laws of the Province of British Columbia)

2.	Contact Details:

Attention:	Robert Gallagher

Address:	c/o New Gold In
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8
Canada
Fax number:	(604) 696 4110

3.	Restricted Securities

The Issued Beadell Shares being [insert number once determined]

Executed as a deed

Executed by Peak Mines Ltd.

By:
Name:
Title:

Executed by Beadell Resources Ltd ACN 125 222 291 in accordance with section 127(1) of the Corporations Act 2001 (Cth):	) ) ) ) )

Signature of director		Signature of director or company secretary*
*delete whichever does not apply

Name (please print)		Name (please print)

Melbourne | Perth | Sydney
www.middletons.com
Level 25, Rialto South Tower
525 Collins Street
Melbourne VIC 3000
Australia
telephone: +61 3 9205 2000
facsimile: +61 3 9205 2055

Level 2
6 Kings Park Road
West Perth WA 6005
Australia
telephone: +61 8 9216 0900
facsimile: +61 8 9216 0901

Level 26
52 Martin Place
Sydney NSW 2000
Australia
telephone: +61 2 9513 2300
facsimile: +61 2 9513 2399